Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE

DIAMONDS INC.

As at and for the years ended December 31, 2020 and 2019

MOUNTAIN PROVINCE DIAMONDS INC.

Page	2

MOUNTAIN PROVINCE DIAMONDS INC.

RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Mountain Province Diamonds Inc. (the “Company”) are the responsibility of the Board of Directors.

The consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”

Stuart Brown	Perry Ing

President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

March 29, 2021

Page	3

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control – Integrated Framework (2013), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2020. The Company’s independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

March 29, 2021

Page	4

MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Mountain Province Diamond Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mountain Province Diamonds Inc. (the Company) as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and its financial performance and its cash flows for each of the years ended December 31, 2020 and December 31, 2019, in conformity International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 29, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Page	5

MOUNTAIN PROVINCE DIAMONDS INC.

Critical Audit Matters

Assessment of the recoverable amount of the Gahcho Kue cash generating unit (CGU)

As discussed in Note 7 to the consolidated financial statements, the Company recorded an impairment loss of $217,366 thousand on the Gahcho Kue CGU during the year December 31, 2020. As of December 31, 2020, the Company had $451,411 thousand of property, plant and equipment. An indicator of impairment was identified for the Gahcho Kue CGU as a result of the Company’s market capitalization being significantly lower than the net assets of the Company for a prolong period of time through 2020. The Company estimated the recoverable amount of the Gahcho Kue CGU using the Company’s life of mine plan, future diamond prices, a discount rate and foreign exchange rates relevant to the CGU.

We identified the assessment of the recoverable amount of the Gahcho Kue CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the estimated future cash flows used to determine the recoverable amount. Significant assumptions utilized in determining the recoverable amount included future diamond prices, the discount rate, foreign exchange rates, and production levels and costs. Minor Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process to determine the recoverable amount of the Gahcho Kue CGU. This included controls over the determination of the future cash flows in the life of mine model and the development of the significant assumptions used to determine the recoverable amount of the CGU. We assessed the future diamond prices by comparing prices used to independent expert reports, analysts’ expectations of diamond prices and historical and recent sales prices achieved by the Company. We assessed the estimate of production levels and costs used in the life of mine plan by comparing them to the approved mine plan and historical results. We evaluated the Company’s estimated mineral reserves and resources by comparing the Company’s historical estimates to actual production results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the mineral reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in:

-	evaluating foreign exchange rates by comparing them to third party estimates

-	evaluating the discount rate used by comparing to a discount rate that that was independently developed using third party sources and data for comparable entities

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1999.

Toronto, Canada

March 29, 2021

Page	6

MOUNTAIN PROVINCE DIAMONDS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Mountain Province Diamond Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Mountain Province Diamonds Inc.’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and December 31, 2019, the related consolidated statements of comprehensive loss, equity, and cash flows for each of the years ended December 31, 2020 and December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated March 29, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Page	7

MOUNTAIN PROVINCE DIAMONDS INC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 29, 2021

Page	8

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Balance Sheets

Expressed in thousands of Canadian dollars

		December 31,	December 31,

	Notes	2020	2019

ASSETS

Current assets

Cash		$35,152	$34,751

Amounts receivable	5	797	1,688

Prepaid expenses and other		2,009	1,179

Derivative assets	14	23	587

Inventories	6	90,506	111,772
		128,487	149,977

Restricted cash	16	15,019	-

Reclamation deposit		250	250

Derivative assets	14	162	200

Property, plant and equipment	7	451,411	672,268

Total assets		$595,329	$822,695

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable and accrued liabilities	16	$41,010	$47,319

Dunebridge revolving credit facility	10 & 16	31,813	-

Decommissioning and restoration liability	8	2,489	2,445

Lease liabilities		418	811
		75,730	50,575

Secured notes payable	9	374,706	378,869

Lease liabilities		750	1,034

Decommissioning and restoration liability	8	70,443	56,071

Shareholders’ equity:

Share capital	12	631,498	631,224

Share-based payments reserve	12	6,820	6,111

Deficit		(565,952)	(302,523)

Accumulated other comprehensive income		1,334	1,334

Total shareholders’ equity		73,700	336,146

Total liabilities and shareholders’ equity		$595,329	$822,695

Going concern	1

Commitments and contingencies	15 & 16
Subequent event	12(iii)

On behalf of the Board:

“Ken Robertson”	“Jonathan Comerford”

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Page	9

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Comprehensive Loss

Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2020	December 31, 2019

Sales	16	$226,993	$276,334

Cost of sales:

Production costs	6	153,679	152,585

Cost of acquired diamonds		11,088	16,081

Depreciation and depletion		63,711	82,825

(Loss) earnings from mine operations		(1,485)	24,843

Impairment loss on property, plant and equipment	7	217,366	115,753

Exploration and evaluation expenses		3,807	8,884

Selling, general and administrative expenses	13	13,153	13,058

Operating loss		(235,811)	(112,852)

Net finance expenses	11	(39,997)	(38,637)

Derivative gains (losses)	14	127	(1,214)

Foreign exchange gains		12,252	20,764

Loss before taxes		(263,429)	(131,939)

Current income taxes	17	-	7

Deferred income taxes	17	-	3,174

Total income taxes		-	3,181

Net loss for the year		$(263,429)	$(128,758)

Total comprehensive loss for the year		$(263,429)	$(128,758)

Basic and diluted loss per share	12(iv)	$(1.25)	$(0.61)

Basic weighted average number of shares outstanding		210,406,658	210,134,192

Diluted weighted average number of shares outstanding		210,406,658	210,134,192

The accompanying notes are an integral part of these consolidated financial statements.

Page	10

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total

Balance, January 1, 2019		210,102,476	$629,796	$6,750	$(173,765)	$1,334	$464,115

Net loss for the year		-	-	-	(128,758)	-	(128,758)

Share-based payment	12(iii)	-	-	789	-	-	789

Issuance of common shares – restricted share units		289,997	1,428	(1,428)	-	-	-

Balance, December 31, 2019		210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146

Net loss for the year		-	-	-	(263,429)	-	(263,429)

Share-based payment	12(iii)	-	-	983	-	-	983

Issuance of common shares - restricted share units		98,334	274	(274)	-	-	-

Balance, December 31, 2020		210,490,807	$631,498	$6,820	$(565,952)	$1,334	$73,700

The accompanying notes are an integral part of these consolidated financial statements.

Page	11

MOUNTAIN PROVINCE DIAMONDS INC.

Consolidated Statements of Cash Flows

Expressed in thousands of Canadian dollars

		Year ended	Year ended

	Notes	December 31, 2020	December 31, 2019

Cash provided by (used in):

Operating activities:

Net loss for the year		$(263,429)	$(128,758)

Adjustments:

Net finance expenses		39,907	38,472

Depreciation and depletion		63,929	83,043

Impairment loss on property, plant and equipment		217,366	115,753

Share-based payment expense		983	789

Derivative gain (losses)		(127)	1,214

Foreign exchange gains		(12,252)	(20,764)

Current income taxes		-	(574)

Deferred income taxes		-	(3,174)

		46,377	86,001

Changes in non-cash operating working capital:

Amounts receivable		890	790

Prepaid expenses and other		(830)	90

Inventories		11,591	(6,740)

Accounts payable and accrued liabilities		(6,280)	(782)
		51,748	79,359

Investing activities:

Restricted cash		(15,019)	-

Interest income		170	521

Purchase of property, plant and equipment		(38,837)	(28,095)
		(53,686)	(27,574)

Financing activities:

Payment of lease liabilities		(679)	(808)

Repurchase of secured notes		-	(13,158)

Proceeds from settlement of currency contracts		3,019	-

Provided by revolving credit facility*		32,074	-

Provided by Dunebridge revolving credit facility*		3,019	-

Financing costs		(35,424)	(33,513)
		2,009	(47,479)

Effect of foreign exchange rate changes on cash		330	(263)

Increase in cash		401	4,043

Cash, beginning of year		34,751	30,708

Cash, end of year		$35,152	$34,751

*The settlement of the previous revolving credit facility occurred directly between Dunebridge and Scotiabank and Nedbank for $32 million, and therefore was a non-cash financing transaction (Note 10).

The accompanying notes are an integral part of these consolidated financial statements.

Page	12

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

1.	NATURE OF OPERATIONS AND GOING CONCERN

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. As of December 31, 2019, the Company was also listed on the NASDAQ under the same symbol. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These consolidated financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

The Company experienced operating losses of $235.8 million for the year ended December 31, 2020 (2019 – operating losses of $112.9). Included in the operating losses is an impairment loss on property, plant and equipment of $217.4 million (2019 – $115.8 million). As at December 31, 2020, the Company had working capital of $52.8 million (2019 – working capital of $99.4 million).

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium. While the Company had recently resumed its normal sales in September 2020, the risk of decreased sales volumes and realized prices, particularly through 2021, could significantly reduce 2021 revenue. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 10 and 16) for US$25 million to reassign its previously drawn revolving credit facility (“RCF”). The COVID-19 pandemic has caused issues with respect to supply/demand imbalances and diamond sales in the near-term, particularly in 2021 along with the need to repay the Dunebridge senior secured revolving credit facility (“Dunebridge RCF”) by September 30, 2021, funding of ongoing operational costs and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments. Furthermore, due to the temporary suspension of mine operations subsequent to the year ended December 31, 2020, additional liquidity challenges have arisen.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing will be required in the near term, in order to fund ongoing operations. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

Page	13

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on March 29, 2021.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies set out below were consistently applied to all the periods presented, except as otherwise noted.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

●	2435572 Ontario Inc. (100% owned)

●	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

●	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	SIGNIFICANT ACCOUNTING POLICIES

(i)	Foreign currency

The functional currency of the Company and its subsidiaries is the Canadian Dollar.

In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are re-translated at the rates prevailing at that date. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Exchange differences are recognized in profit or loss in the period in which they arise and presented in the consolidated statements of comprehensive loss.

(ii)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Page	14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Equity-settled transactions, which include RSUs, DSUs and stock options, are measured by reference to their fair value at the grant date. The fair values for RSU’s and DSU’s are determined using the market value of the share price, as listed on the TSX, at the close of business at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and is appropriate to calculate their fair values. The fair value determined for both RSUs and stock options at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to share-based payments reserve.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed in profit or loss over the vesting period, if any, which is the period during which the employee becomes unconditionally entitled to equity instruments. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest, if any.

(iii)	Income taxes and deferred taxes

The income tax expense or benefit for the year consists of two components: current and deferred.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Taxable profit or loss differs from profit or loss as reported in the Consolidated Statements of Comprehensive Income because of items of income or expenses that are taxable or deductible in other years, and items that are never taxable or deductible.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, loss carryforwards and tax credit carryforwards to the extent that it is probable that taxable profits will be available against which they can be utilized. To the extent that the Company does not consider it to be probable that taxable profits will be available against which deductible temporary differences, loss carryforwards, and tax credit carryforwards can be utilized, a deferred tax asset is not recognized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that

Page	15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off deferred tax assets against deferred tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its deferred tax assets and liabilities on a net basis.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.

(iv)	Mineral properties and exploration and evaluation costs and development costs

Exploration and evaluation (“E&E”) costs are those costs required to find a mineral property and determine commercial viability and technical feasibility. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

Exploration and evaluation costs consist of:

●	gathering exploration data through topographical and geological studies;

●	exploratory drilling, trenching and sampling;

●	determining the volume and grade of the resource;

●	test work on geology, metallurgy, mining, geotechnical and environmental; and

●	conducting and refining engineering, marketing and financial studies.

Costs in relation to these activities are expensed as incurred until such time that the technical feasibility and commercial viability of extracting the mineral resource are demonstrable. At such time, mineral properties are assessed for impairment, and an impairment loss, if any, is recognized, and future development costs will be capitalized to assets under construction.

The key factors management used in determining technical feasibility and commercial viability were the following;

●	completion of a feasibility study;

●	obtaining required permits to construct the mine;

●	completion of an evaluation of the financial resources required to construct the mine;

●	availability of financial resources necessary to commence development activities to construct the mine; and

●	management’s determination that a satisfactory return on investment, in relation to the risks to be assumed, is likely to be obtained.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, or as a result of rights acquired relating to a mineral property.

Page	16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(v)	Impairment of non-financial assets

The carrying value of the Company’s capitalized property, plant and equipment, and exploration and evaluation assets are assessed for impairment when indicators of potential impairment are identified to exist. If any indication of impairment is identified, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, then impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or the Company’s other group of assets. The Company has determined that it has two CGUs.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged immediately to profit or loss so as to reduce the carrying amount to its recoverable amount.

(vi)	Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

(vii)	Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation, applying a pre-tax risk-free discount rate. The increase in the provision due to passage of time is recognized as accretion expense. The Company does not have any provisions as of December 31, 2020 and 2019 other than the provision for decommissioning and restoration associated with the property, plant and equipment.

The Company records as decommissioning and restoration liability the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred. The nature of these decommissioning and restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground and/or environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized if

Page	17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

the Company has a related asset on its balance sheet, or expensed. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and is added to inventory, and then in production costs as inventory is sold. Over time, the discounted liability is increased for the change in present value. The periodic unwinding of the discount is recognized in profit or loss as a finance cost called “accretion expense on decommissioning and restoration liability”. Additional disturbances or changes in rehabilitation costs will be recognized as additional capitalized costs (or exploration and evaluation expense depending on whether there was a related asset when the liability was initially recognized) and additional decommissioning and restoration liability when they occur. If it is determined that the expected costs for decommissioning and restoration are reduced, the change in the present value of the reduction is recorded as a reduction in the capitalized costs (expensed), and a reduction of the decommissioning and restoration liability.

(viii)	Loss or earnings per share

Basic loss or earnings per share is calculated by dividing loss or earnings attributable to common shares by the weighted average number of shares outstanding during the year.

Diluted loss or earnings per share is calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is increased by the weighted average number of common shares outstanding after adjustment for the effects of all dilutive potential common shares.

(ix)	Revenue recognition

The Company utilizes a sales agent to facilitate the sale of rough and/or fancies and specials diamonds to the end-customer. The Company recognizes revenue when consideration has been received by the Company’s sales agent, which represents the completion of the performance obligation of the Company and when control is passed to the customer.

As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and specials diamonds produced at the GK mine are subject to a bid process. When De Beers is the successful bidder, the Company recognizes 49% of the bid price as revenue at the completion of the bid process, as De Beers receives the fancies and specials diamonds and the Company is paid immediately for its share by De Beers.

As outlined in the Dunebridge Sales Agreement (Note 16), the Company recognizes revenue when consideration has been received by the Company, which represents the completion of the performance obligations of the Company and when control is passed to Dunebridge. The agreement contemplates the potential for upside revenue, after fees and expenses, which gives rise to the potential variable consideration within the first three years. The upside variable consideration is only recognized on a net basis, when it can be estimated reliably, is not constrained by external factors out of the Company’s control, and is highly probable that a significant reversal of the amount will not occur in the future.

(x)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary to put the asset into use, as well as the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have

Page	18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Replacement cost, including major inspection and overhaul expenditures are capitalized for components of property, plant and equipment, which are accounted for separately.

Development costs are capitalized under assets under construction. Expenditures, including engineering to design the size and scope of the project, environmental assessment and permitting and borrowing costs are capitalized to assets under construction.

Amortization is provided on property, plant and equipment. Amortization is calculated so as to allocate the cost of each asset over its expected useful life to its estimated residual value. The estimated useful lives, residual values and amortization method are reviewed at the end of each annual reporting period. Mineral properties are not amortized until the properties to which they relate are placed into commercial production, at which time the costs will be amortized on a unit-of-production method following commencement of commercial production. Assets under construction are not amortized; rather costs are deferred until the asset is ready for use, at which point the deferred amount is transferred to the appropriate asset category and amortized as set out below.

Upon entering commercial production stage, capitalized costs associated with the acquisition of the mineral property or the development of the mine, are amortized using the various methods based in the asset categories as follows:

Corporate assets	two to seven years, straight line

Vehicles	three to five years, straight line

Production and related equipment	units of production over proven and probable reserves

General infrastructure	units of production over proven and probable reserves

Earthmoving equipment	straight line over shorter of life of mine or life of the asset

Mineral properties	units of production over proven and probable reserves

Assets under construction	not depreciated until ready for use

(xi)	Inventories

Inventories are recorded at the lower of cost and net realizable values. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion. An impairment adjustment is made when the carrying amount is higher than the net realizable value.

Rough diamonds classified as finished goods comprise diamonds that have been subject to the sorting process. Cost is determined on a weighted average cost per carat basis including production costs and value-added processing activity. As outlined in the joint venture agreement between the Company and De Beers Canada, fancies and special diamonds produced at the GK Mine are subject to a bid process. Upon a successful bid by the Company, the fancies and specials diamonds will be included in inventories and 51% of the bid amount will be paid to De Beers and capitalized to the cost of inventory. Cost for fancies and specials diamonds is determined on a weighted average cost basis including production costs and value-added processing activity plus the direct cost of acquiring the fancies and specials diamonds from De Beers.

Page	19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Stockpiled ore represents coarse ore that has been extracted from the mine and is available for future processing. Stockpiled ore value is based on costs incurred in bringing ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

(xii)	Capitalized stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as mine development costs. These amounts were capitalized under assets under construction.

It may be also required to remove waste materials and to incur stripping costs during the production phase of the mine. The Company recognizes a stripping activity asset if all of the below conditions are met:

●	It is probable that the future economic benefit (improved access to the component of the ore body) associated with the stripping activity will flow to the Company.

●	The Company can identify the component of the ore body for which access has been improved.

●	The costs relating to the stripping activity associated with that component can be measured reliably.

The Company measures the stripping activity at cost based on an accumulation of costs incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable costs. The waste to ore strip ratio projected for the life of the specific orebody must be exceeded for the costs to be capitalized as stripping costs.

After initial recognition, the stripping activity asset is carried at cost less depreciation and impairment losses in the same way as the existing asset of which it is a part.

The stripping activity asset is depreciated over the expected useful life of the identified components of the ore body that becomes more accessible as a result of the stripping activity using the units of production method.

(xiii)	Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Financial liabilities are measured at amortized cost unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Page	20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Asset/Liability	Classification

Cash	Amortized cost

Equity securities	FVTOCI

Amounts receivable	Amortized cost

Derivative assets	FVTPL

Accounts payable and accrued liabilities	Amortized cost

Dunebridge revolving credit facility	Amortized cost

Secured notes payable	Amortized cost

Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, plus transaction costs, and subsequently carried at amortized cost less any impairment. Financial liabilities carried at amortized cost utilize the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of comprehensive loss in the period in which they arise.

Derivative asset (liabilities) related to foreign currency contracts, which become realized, are reclassified from derivative gains and losses into realized foreign exchange gains and losses.

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI are reclassified to retained earnings (deficit) as a reclassification within equity.

Page	21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of comprehensive loss.

(xiv)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets. For these leases, the Company recognizes the lease payments as an expense in net earnings on a straight-line basis over the term of the lease.

The Company recognizes a right-of-use asset and the associated lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred and an estimate of cost to remove the underlying asset, less any lease incentives received. Lease payments included in the measurement of the lease liability are comprised of amounts expected to be payable by the Company under residual value guarantees, and the exercise price of a purchase option if the Company is reasonably certain to exercise that option. The right-of-use asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The assets are depreciated using the lower of the useful life of the right-of-use asset or the lease term, using the straight-line method.

The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if the rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Each lease payment is allocated between the lease liability and finance cost. The finance cost is charged to net income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

(xv)	Government grants and assistance

Government grants and assistance related to expenses are presented as part of comprehensive loss, as a deduction to the related expense in the reporting period.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the

Page	22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

circumstances. However, actual outcomes can differ materially from these estimates. The key areas where judgments, estimates and assumptions have been made are summarized below.

(i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies are:

a)        Impairment analysis – property, plant and equipment and evaluation and exploration assets

As required under IAS 36 and IFRS 6, the Company reviews its property, plant and equipment and its evaluation and exploration assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment was that as at December 31, 2020 and 2019, indicators of impairment existed. The indicators were that the enterprise value was significantly below the total assets, combined with a market capitalization significantly lower than the net assets of the Company. These conditions have been present for a prolonged period of time.

b)        Revenue recognition – variable consideration

The Company is required to make certain judgments in assessing the variable consideration in relation to the revenue recognition related to transactions under the Dunebridge Sales Agreement (Note 16). The Company has applied judgment to determine whether it is highly probable that a significant reversal of the amount will not occur in the future. This is an area of significant judgment as the amount of consideration is highly susceptible to factors outside of the Company’s control, including but not limited to the uncertainty over the COVID-19 pandemic and the resulting macroeconomic factors causing significant volatility over diamond prices. Furthermore, the timing of subsequent sale of these diamonds is not determinable and outside of Management’s control, as Dunebridge has control as owner of the diamonds.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)        Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and

Page	23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties. This will also impact the carrying value of the decommissioning and restoration liability and future depletion charges.

b)        Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly. Significant assumptions exist for the determination of what constitutes decommissioning and restoration. Judgment has been applied by management to determine which decommissioning and restoration costs have been appropriately capitalized to inventory, based on the nature of the costs incurred upon reaching commercial production.

c)        Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts which include taxable profits, it is probable that they will be realized. Significant judgment is involved in determining when an adequate track record has been established to support the accuracy of the assumptions related to the forecasts of taxable profits.

5.	AMOUNTS RECEIVABLE

	December 31, 2020	December 31, 2019

GST/HST receivable	$604	$936

Other receivable	193	752

Total	$797	$1,688

6.	INVENTORIES

	December 31, 2020	December 31, 2019

Ore stockpile	$9,203	$8,592

Rough diamonds	48,036	70,190

Supplies inventory	33,267	32,990

Total	$90,506	$111,772

Depreciation and depletion included in inventories at December 31, 2020 is $13,663 (December 31, 2019 - $23,894).

Page	24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds.

Included in inventories and production costs, for the year ended December 31, 2020 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $34,271 (2019 - $38,318). Included in this number is the offset of $7,238 (2019 - $Nil) related to government assistance provided by the Canada emergency wage subsidy.

7.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at December 31, 2020 and 2019 are as follows:

	Property, plant and equipment GK	Assets under construction GK	Property, plant and equipment KNP	Exploration and evaluation assets KNP	Assets under construction KNP	Total

Cost

At January 1, 2019	$820,106	$4,894	$90	$166,947	$1,564	$993,601

Decommissioning and restoration adjustment	(1,604)	-	-	1,919	-	315

January 1, 2019 IFRS 16 lease additions	2,670	-	-	-	-	2,670

Additions/transfers*	35,162	(4,164)	-	-	-	30,998

At December 31, 2019	856,334	730	90	168,866	1,564	1,027,584

Decommissioning and restoration adjustment	9,777	-	-	278	-	10,055

Additions/transfers*	36,334	5,776	-	-	-	42,110

At December 31, 2020	$902,445	$6,506	$90	$169,144	$1,564	$1,079,749

Accumulated depreciation
At January 1, 2019	$(152,350)	$-	$(10)	$-	$-	$(152,360)
Depreciation and depletion**	(87,190)	-	(13)	-	-	(87,203)

Impairment loss	(115,753)	-	-	-	-	(115,753)

At December 31, 2019	(355,293)	-	(23)	-	-	(355,316)

Depreciation and depletion**	(55,643)	-	(13)	-	-	(55,656)

Impairment loss	(217,366)	-	-	-	-	(217,366)

At December 31, 2020	$(628,302)	$-	$(36)	$-	$-	$(628,338)

Carrying amounts

At December 31, 2019	$501,041	$730	$67	$168,866	$1,564	$672,268

At December 31, 2020	$274,143	$6,506	$54	$169,144	$1,564	$451,411

*Included in additions of property, plant and equipment for GK is $28,939 (2019 - $23,896) related to deferred stripping of which $1,781 relates to the depreciation of earthmoving equipment (2019 - $1,778).

**Included in depreciation and depletion is $797 of depreciation on the right-of-use assets capitalized under IFRS 16 (2019 - $1,093).

After the Company assessed for impairment, as at December 31, 2020 and 2019, it was determined that an impairment loss of $217,366 and $115,753, respectively, on property, plant and equipment occurred. The impairment losses are specific to the GK Mine CGU.

The GK Mine CGU’s recoverable amount of $281.6 million as at December 31, 2020 (2019 - $510.1 million) was determined using the fair value less cost of disposal, which was calculated based on projected future cash flows

Page	25

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

utilizing the latest information available and Management’s estimates, including; estimated future diamond prices, discount rates, foreign exchange rates, production levels and costs used to determine future cash flows.

For the assessment at December 31, 2020, these projected cash flows were prepared using a 2.5% real growth escalation factor for 2021 and a 2.5% real growth escalation factor on diamond pricing thereafter, and discounted using a post-tax discount rate of 8.4% on cash flows from proven and probable mineral reserves and converted resources, representing the estimated weighted average cost of capital.

For the assessment at December 31, 2019, these projected cash flows were prepared using a 0% real growth escalation factor for 2020 and a 2.5% real growth escalation factor on diamond pricing thereafter, and discounted using a post-tax discount rate of 7.55% on cash flows from proven and probable mineral reserves and converted resources, representing the estimated weighted average cost of capital. These rates were estimated based on the capital asset pricing model where the costs of equity were based on, among other things, estimated interest rates, market returns on equity, share volatility, leverage and risks specific to the mining sector and the GK Mine CGU. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs.

Sensitivities

For the assessment at December 31, 2020, the projected cash flows and estimated fair value less cost of disposal can be affected by any one or more changes in the estimates used. Changes in diamond price per carat, the real growth escalation factor on diamond pricing and the discount rate have the most substantial influence on the GK Mine CGU’s valuation. A 10% increase in diamond price per carat would change the fair value less cost to sell by approximately $123 million (2019- 131 million). A 0.5% increment in the real growth escalation factor on diamond pricing would change the fair value less cost of disposal by approximately $29 million (2019 – 29 million). A 0.5% increment in the discount rate would change the fair value less cost of disposal by approximately $5 million (2019 - $11 million). If the GK Mine CGU were to continue to operate at current diamond pricing levels, there would be a further impairment charge.

8.	DECOMMISSIONING AND RESTORATION LIABILITY

The decommissioning and restoration liability represents the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019

Expected undiscounted cash flows	$61,558	$58,965

Discount rate	0.67%	1.76%

Inflation rate	2.00%	1.35%

Periods	2030	2029

Page	26

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Expected undiscounted cash flows	$2,268	$2,235
Discount rate	0.25%	3.71%
Inflation rate	2.00%	1.96%
Periods	2024	2023

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the year ended December 31, 2020, the decommissioning and restoration liability was increased by $13,364 (2019 - $2,490) due to additional disturbance related to ongoing mining activity as well as changes in the discount and inflation rates.

The continuity of the decommissioning and restoration liability at December 31, 2020 and 2019 is as follows:

	GK Mine	KNP	Total

Balance, at January 1, 2019	$54,756	$166	$54,922

Change in estimate of discounted cash flows	571	1,919	2,490

Accretion recorded during the year	1,102	2	1,104

Balance, at December 31, 2019	$56,429	$2,087	$58,516

Less: current portion of decommissioning and restoration liability	2,445	-	2,445

Non-current decommissioning and restoration liability, at December 31, 2019	$53,984	$2,087	$56,071

Change in estimate of discounted cash flows	13,086	278	13,364

Accretion recorded during the year	976	76	1,052

Balance, at December 31, 2020	$70,491	$2,441	$72,932

Less: current portion of decommissioning and restoration liability	2,489	-	2,489

Non-current decommissioning and restoration liability, at December 31, 2020	$68,002	$2,441	$70,443

9.	SECURED NOTES PAYABLE

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

Page	27

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at December 31, 2020, the Company has an obligation for US$299.9 million or $381.7 million Canadian dollar equivalent from the secured notes payable (December 31, 2019 -US$299.9 million or $389.3 million).

	December 31, 2020	December 31, 2019

Total outstanding secured notes payable	$381,674	$389,262

Less: unamortized deferred transaction costs and issuance discount	6,968	10,393

Total secured notes payable	$374,706	$378,869

During the year ended December 31, 2020, no secured notes payable were purchased by the Company from investors (2019, US$10 million or approximately $13.2 million Canadian dollar equivalent).

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF had a term of three years and the Company was subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on certain leverage ratio at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would be charged for the number of days the funds are outstanding, based on certain leverage ratio at the time. During the second quarter of 2020, the Company withdrew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020.In exchange, the Company agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million and the imposition of additional covenants to August 31, 2020 which the Company complied with. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million under the new Dunebridge RCF was advanced to the Company. The Dunebridge RCF terms are described in Note 10 below.

10.	DUNEBRIDGE REVOLVING CREDIT FACILITY

On September 30, 2020, the Company entered into the Dunebridge RCF (Note 16) for US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants to remain available. A default would occur if the Company is unable to make these monthly interest payments, or the principal repayment.

Page	28

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Dunebridge RCF includes various restrictive covenants that requires no additional indebtedness be entered into, and no new agreements related to the sale of Diamonds, beyond what currently exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

The Dunebridge RCF payable is carried at amortized cost on the consolidated balance sheet.

11.	NET FINANCE EXPENSES

	Year ended December 31, 2020	Year ended December 31, 2019

Interest income	$170	$521

Accretion expense on decommissioning and restoration liability	(1,052)	(1,104)

Interest expense	(34,015)	(33,048)

Amortization of deferred financing costs	(3,426)	(3,726)

Other finance costs*	(1,674)	(1,280)

	$(39,997)	$(38,637)

*Included in other finance costs for the year ended December 31, 2020 is $90 (2019 - $165) related to interest on lease liabilities.

12.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at December 31, 2020 is 210,490,807.

No dividends were declared and paid in the year ended December 31, 2020 and 2019.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and

Page	29

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to qualified persons and employees of the Company to maximums identified in the Plan.

As at December 31, 2020, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,049,081 shares. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance at beginning of the year	3,518,335	$3.26	3,130,000	$4.17

Granted during the year	-	-	1,090,000	1.30

Expired during the year	(980,000)	4.29	(600,000)	4.36

Forfeited during the year	(83,333)	2.17	(101,665)	3.48

Balance at end of the year	2,455,002	$2.89	3,518,335	$3.26

Options exercisable at the end of the year	1,711,669	$3.51	1,972,223	$4.32

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the December 31, 2019 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,090,000 stock options issued on December 27, 2019 vest 1/3 on December 27, 2020, 1/3 on December 27, 2021 and 1/3 on December 27, 2022.

December 31, 2019
Exercise price	$1.30
Expected volatility	43.33%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%

Risk-free interest rate	1.64%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at December 31, 2020. The Black-Scholes values are measured at the grant date.

Page	30

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

At December 31, 2020
Expiry Date	Black-Scholes Value	Number of Options	Number of Exercisable Options	Exercise Price

June 30, 2021	120	100,000	100,000	6.35

November 3, 2021	214	100,000	100,000	6.96

February 5, 2022	171	100,000	100,000	5.86

December 21, 2022	931	875,002	875,002	3.48

June 30, 2023	203	200,000	133,333	3.30

June 30, 2023	41	40,000	40,000	3.30

December 27, 2024	416	1,040,000	363,334	1.30

	$2,096	2,455,002	1,711,669	$2.89

Subsequent to the year ended December 31, 2020, 1,085,000 stock options were granted, with an exercise price of $0.65, and a fair value of $344.

The weighted average remaining contractual life of the options outstanding at December 31, 2020 is 2.72 years (2019 - 2.86 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the year:

	December 31, 2020		December 31, 2019
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value

Balance at beginning of year	1,065,000	$1.31	368,997	$5.01

Awards and payouts during the year (net):

RSUs awarded	-	-	990,000	1.13

RSUs settled and common shares issued	(98,334)	2.79	(289,997)	5.35

RSUs forfeited	(103,333)	1.36	(4,000)	6.49

Balance at end of the year*	863,333	$1.13	1,065,000	$1.31

*As at December 31, 2020, 287,778 RSUs (2019, 16,667 RSUs) have vested and have not yet been settled.

Page	31

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Subsequent to the year ended December 31, 2020, 1,000,000 RSUs were granted with a fair value of $0.64 per unit.

No DSU awards have been granted to date, therefore as at December 31, 2020 there are no DSUs outstanding.

The share-based payments recognized as an expense for the year ended December 31, 2020 and 2019 are as follows:

	Year ended	Year ended

	December 31, 2020	December 31, 2019
Expense recognized in the year for share-based payments	$983	$789

The share-based payment expense for the year ended December 31, 2020 and 2019 is included in selling, general and administrative expenses.

iv.	Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Year ended December 31, 2020	Year ended December 31, 2019
Numerator

Net loss for the year	$(263,429)	$(128,758)

Denominator

For basic - weighted average number of shares outstanding	210,406,658	210,134,192

Effect of dilutive securities	-	-

For diluted - adjusted weighted average number of shares outstanding	210,406,658	210,134,192

Loss Per Share
Basic	$(1.25)	$(0.61)
Diluted	$(1.25)	$(0.61)

For the year ended December 31, 2020, 2,455,002 stock options and 863,333 RSUs were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (2019—3,518,335 stock options and 1,065,000 RSUs).

Page	32

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

13.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31, 2020	Year ended December 31, 2019

Selling and marketing	$5,259	$6,219

General and administrative:

Consulting fees and payroll	1,946	2,730

Share-based payment expense	983	789

Depreciation	218	218

Office and administration	878	608

Professional fees	2,588	1,032

Promotion and investor relations	428	322

Director fees	278	258

Transfer agent and regulatory fees	461	452

Travel	114	430

	$13,153	$13,058

14.	DERIVATIVE ASSETS AND LIABILITIES

The Notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and

●

in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

During 2020, the Company entered into foreign currency forward swap contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar sales proceeds and the Company would not have sufficient Canadian dollar funds to contribute to the operations of the GK Mine. During the year ended December 31, 2020, all foreign currency forward swaps, previously entered into were settled, as a result of the RCF settlement in the year (Note 9). These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the foreign currency forward swap contracts are recognized in net income or loss as gains or losses on derivatives.

Page	33

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The following table presents the various derivatives as at December 31, 2020 and 2019:

	December 31, 2020	December 31 2019

Prepayment option embedded derivatives	$185	$200

Foreign currency contract derivative assets	-	587

	185	787

Current portion of embedded derivatives	23	-

Current portion of foreign currency contracts assets	-	587

Current portion of derivative assets	23	587

Non-current derivative assets	$162	$200

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2020 and 2019:

	Year ended	Year ended

	December 31, 2020	December 31, 2019

Gain (loss) on derivative contracts - currency contracts	$158	$(163)

Loss on prepayment option embedded derivative	(31)	(1,051)

Total	$127	$(1,214)

15.	FINANCIAL INSTRUMENTS

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial

Page	34

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount				Fair value

December 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$185	$-	$185	$-	$185	$-	$185

	$-	$185	$-	$185

Financial assets not measured at fair value

Cash	$35,152	$-	$-	$35,152	35,152	-	-	35,152

Restricted cash	15,019	-	-	15,019	15,019	-	-	15,019

Amounts receivable	797	-	-	797	797	-	-	797

	$50,968	$-	$-	$50,968

Financial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$41,010	$41,010	41,010	-	-	41,010

Dunebridge revolving credit facility	-	-	31,813	31,813	-	31,813	-	31,813

Secured notes payable	-	-	374,706	374,706	329,632	-	-	329,632

	$-	$-	$447,529	$447,529

	Carrying amount				Fair value

December 31, 2019	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value

Derivative assets	$-	$787	$-	$787	$-	$787	$-	$787

	$-	$787	$-	$787

Financial assets not measured at fair value

Cash	$34,751	$-	$-	$34,751	34,751	-	-	34,751

Amounts receivable	1,688	-	-	1,688	1,688	-	-	1,688

	$36,439	$-	$-	$36,439

Financial liabilities not measured at fair value

Accounts payable and accrued liabilities	$-	$-	$47,319	$47,319	47,319	-	-	47,319

Secured notes payable	-	-	378,869	378,869	378,083	-	-	378,083

	$-	$-	$426,188	$426,188

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 9).

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page	35

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $797 and $1,688 as at December 31, 2020 and 2019, respectively, were collected.

On December 31, 2020 and 2019, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $604 (2019 - $936).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations. Due to COVID-19, the Company expects that it may not be able to meet its obligations as they come due for ongoing operations.

Due to the impact of COVID-19, during the year ended December 31, 2020, the Company entered into an agreement to sell up to US$100 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. As at December 31, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. The agreement provides the Company with additional liquidity support, in the event that the traditional sales channel becomes disrupted, however it does not guarantee Dunebridge will purchase them. At present, COVID-19 potential future travel restrictions and lockdowns could inhibit the ability to carry on the normal sales in Antwerp, Belgium.

Being able to maintain positive cash flows from operations and and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the ongoing COVID-19

Page	36

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

pandemic. Furthermore, due to the temporary suspension of operations subsequent to the year ended December 31, 2020, additional liquidity challenges have arisen (See Note 1).

As at December 31, 2020, the Company has an obligation for US$299.9 million or $381.7 million Canadian dollar equivalent (2019 – US$299.9 million or $389.3 Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine. The Dunebridge RCF is granted first priority, if amounts are drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine. On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge (Note 10 and 16).

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$4,058	$-	$-	$-	$4,058
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	-	40,000
Dunebridge revolving credit facility - Principal	31,813	-	-	-	31,813
Dunebridge revolving credit facility - Interest	1,193	-	-	-	1,193
Notes payable - Principal	-	381,674	-	-	381,674
Notes payable - Interest	30,958	30,958	-	-	61,916
	$78,022	$432,632	$10,000	$-	$520,654

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)    Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2020 and 2019, since the secured notes payable and Dunebridge RCF do not have variable interest rates. At December 31, 2020, the total secured notes payable was US$299.9 million (2019 – US$299.9 million) and the Dunebridge RCF was US$25 million (2019 - $Nil).

(ii)     Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale, in U.S. dollars, of its 49% share of the GK Mine diamonds produced.

Page	37

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at December 31, 2020 and 2019, the Company had cash, derivative assets, accounts payable and accrued liabilities, the Dunebridge revolving credit facility and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31,	December 31,

	2020	2019

Cash	$33,703	$31,682

Derivative assets	185	200

Accounts payable and accrued liabilities	(2,538)	(3,346)

Dunebridge revolving credit facility	(31,813)	-

Secured notes payable	(381,674)	(389,262)

Total	$(382,137)	$(360,726)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2020 and 2019 would have resulted in an increase or decrease to net income for the year of approximately $38.2 million and $36.1 million, respectively.

16.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with

Page	38

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price has been determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at December 31, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. At present, the sale related to a portion of Dunebridge inventory is in the process of closing.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 10). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2020, the Company’s share of the letters of credit issued were $44.1 million (2019—$23.3 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at December 31, 2020 and 2019 were as follows:

	December 31,	December 31,

	2020	2019

Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,789	$12,316

Payable to De Beers Canada Inc. for interest on letters of credit	550	353
Revolving credit facility with Dunebridge Worldwide Ltd.	31,813	-
Payable to key management personnel	158	567

*included in accounts payable and accrued liabilities

Page	39

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The transactions for the year ended December 31, 2020 and 2019 were as follows:

	Year ended	Year ended

	December 31, 2020	December 31, 2019

The total of the transactions:

International Investment and Underwriting	$23	$50

Remuneration to key management personnel	1,875	2,467

Diamonds sold to Dunebridge Worldwide Ltd.	66,671	-

Diamonds sold to De Beers Canada Inc.	12,610	12,582

Diamonds purchased from De Beers Canada Inc.	11,523	16,775

Finance costs incurred from De Beers Canada Inc.	198	701

Finance costs incurred from Dunebridge Worldwide Ltd.	852	-

Assets purchased from De Beers Canada Inc.	42	42

Management fee charged by the Operator of the GK Mine	4,368	4,153

The remuneration expense of directors and other members of key management personnel for the year ended December 31, 2020 and 2019 were as follows:

	Year ended	Year ended

	December 31, 2020	December 31, 2019

Consulting fees, payroll, director fees, bonus and other short-term benefits	$1,357	$1,903

Share-based payments	541	614

	$1,898	$2,517

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

Page	40

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

17.	INCOME TAXES

Rate Reconciliation

The provision for income tax differs from the amount that would have resulted by applying the combined Canadian statutory income tax rates of approximately 26.5% (2019 – 26.5%):

	December 31, 2020	December 31, 2019

Loss before income taxes	$(263,429)	$(131,939)

	26.5%	26.5%

Tax expense calculated using statutory rates	(69,809)	(34,964)

Expenses not deductible (earnings not taxable)	(1,185)	(2,520)

Change in tax benefits not recognized	70,994	37,484

Current and deferred mining taxes	-	(3,181)

Income tax expenses	$-	$(3,181)

Current income tax expense	$-	$(7)

Deferred tax expense	$-	$(3,174)

Components of deferred tax assets and liabilities

	December 31, 2020	December 31, 2019

Deferred tax liabilities

Inventory	$(449)	$717

Property, plant & equipment	(30)	(6,562)

Derivative assets and debt	(519)	(53)

Deferred tax asset

Non-capital & capital loss carryforwards	998	5,898

	$-	$-

Page	41

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

Unrecognized deferred tax assets

Deductible temporary differences for which deferred tax assets have not been recognized are attributable to the following:

	December 31, 2020	December 31, 2019

Property, plant and equipment	$104,795	$8,823

Decommissioning and restoration liability	71,923	58,273

Capital losses	426	2,923

Non-capital losses, expiring 2034 to 2040	351,218	198,701

Share issuance cost	178	150

Secured notes payable	-	5,771

	$528,540	$274,641

The Company also has unrecognized deductible temporary differences of $277.8 million for Northwest Territories Mining Royalty purposes at December 31, 2020 (December 31, 2019 - $57.8 million)

18.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties and ongoing operations (Note 1). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors, which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time. In accordance with the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

Management reviews its capital management approach on an ongoing basis.

Page	42

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

The Company’s capital is summarized as follows:

	December 31,	December 31,

	2020	2019

Secured notes payable	$ 374,706	$ 378,869

Dunebridge revolving credit facility	31,813	-

Share capital	631,498	631,224

Share-based payments reserve	6,820	6,111

Deficit	(565,952)	(302,523)

	$ 478,885	$ 713,681

19.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

Page	43

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2020

	GK Mine	KNP	Total

Sales	$226,993	$-	$226,993

Cost of sales:

Production costs	153,679	-	153,679

Cost of acquired diamonds	11,088	-	11,088

Depreciation and depletion	63,711	-	63,711

Loss from mine operations	(1,485)	-	(1,485)

Exploration and evaluation expenses	1,076	2,731	3,807

Selling, general and administrative expenses	13,110	43	13,153

Operating loss	(233,037)	(2,774)	(235,811)

Net finance expenses	(39,920)	(77)	(39,997)

Derivative gains	127	-	127

Foreign exchange gains	12,252	-	12,252

Net loss before taxes	$(260,578)	$(2,851)	$(263,429)

Total assets	$424,272	$171,057	$595,329

Total liabilities	$519,074	$2,555	$521,629

Page	44

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Consolidated Financial Statements

As at December 31, 2020 and 2019

And for the Years Ended December 31, 2020 and 2019

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

As at and for the year ended December 31, 2019

	GK Mine	KNP	Total

Sales	$276,334	$-	$276,334

Cost of sales:

Production costs	152,585	-	152,585

Cost of acquired diamonds	16,081	-	16,081

Depreciation and depletion	82,825	-	82,825

Earnings from mine operations	24,843	-	24,843

Impairment loss on property, plant and equipment	115,753	-	115,753

Exploration and evaluation expenses	4,754	4,130	8,884

Selling, general and administrative expenses	13,023	35	13,058

Operating loss	(108,687)	(4,165)	(112,852)

Net finance expenses	(38,635)	(2)	(38,637)

Derivative losses	(1,214)	-	(1,214)

Foreign exchange gains (losses)	20,765	(1)	20,764

Net loss before taxes	$(127,771)	$(4,168)	$(131,939)

Total assets	$651,898	$170,797	$822,695

Total liabilities	$484,270	$2,279	$486,549

Page	45

Management’s Discussion and Analysis

For the Year Ended December 31, 2020

TSX: MPVD

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

This Management’s Discussion and Analysis (“MD&A”) as of March 29, 2021 provides a review of the financial performance of Mountain Province Diamonds Inc. (the “Company” or “Mountain Province” or “MPV”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto as at December 31, 2020 and for the years ended December 31, 2020 and 2019. The following MD&A has been approved by the Board of Directors.

The audited consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All amounts are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise noted.

The disclosure in this MD&A of scientific and technical information regarding exploration projects on Mountain Province’s mineral properties has been reviewed and approved by Tom McCandless, Ph.D., P.Geo., while that regarding mine development and operations has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Additional information, related to the Company is available on SEDAR at http://sedar.com/ and on EDGAR at http://www.sec.gov/edgar.shtml.

Page | 2

HIGHLIGHTS

●	Cash at December 31, 2020 was $35,152 with net working capital of $52,757. Cash at December 31, 2019 was $34,751 with net working capital of $99,402.

●

On September 30, 2020, the first lien revolving credit facility with Scotiabank and Nedbank Ltd. (“RCF”) was assigned to Dunebridge Worldwide Ltd. (“Dunebridge”) (See Related Party Transactions section below). The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and US$2.3 million was advanced to the Company (Please refer to note 10 and 16 of the financial statements).

●

Earnings from mine operations for the three months ended December 31, 2020, were $22,823 compared to $3,001 for the same period in 2019. Loss from mine operations for the year ended December 31, 2020, amounted to $1,485 compared to earnings from mine operations of $24,843 for the same period in 2019.

●

Net loss for the three months and year ended December 31, 2020, respectively, was $189,166 and $263,429 or $0.90 and $1.25 loss per share (basic and diluted) compared to net loss of $115,725 and $128,758, or $0.55 and $0.61 loss per share (basic and diluted) for the prior comparative periods. Adjusted EBITDA for these periods were $37,002 and $51,233 compared to $17,648 and $87,055, respectively (Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). Included in net loss for three months and year ended December 31, 2020 is an impairment loss of $217,366, compared to $115,753 for the same period in 2019.

●

During the year ended December 31, 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The first sale occurred in June 2020, with three further sales completed in the three-month period ended September 30, 2020. The sales to Dunebridge were US$49.4 million at an average of US$33 per carat. Later during the year ended December 31, 2020, the Company entered into an agreement to amend the upper limit from US$50 million to US$100 million to provide an additional liquidity cushion (See Related Party Transactions section below). No further sales occurred with Dunebridge in the three months ended December 31, 2020.

●

In the fourth quarter of 2020, the Company sold 957,000 carats and recognized revenue of $80,206 at an average realized value of $84 per carat (US$65) compared to sales in the fourth quarter of 2019 totaling 772,000 carats and recognized revenue of $65,032 at an average realized value of $84 per carat (US$64). Revenue for the year ended December 31, 2020 totaled $226,993 including direct sales of fancies and specials made to De Beers Canada Inc. at an average realized value of $68 per carat (US$51) compared to revenue for the year ended December 31, 2019 of $276,334 at an average realized value of $84 per carat (US$63).

●

On October 30, 2020, the Company held a formal sale in Antwerp, Belgium and realized its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat).

●

Mining of waste and ore in the 5034, Hearne and Tuzo open pits for the year ended December 31, 2020 was approximately 23,491,000 tonnes, 10,917,000 tonnes and 1,462,000 tonnes, respectively, for a total of 35,870,000 tonnes. This represents a 17% decrease in tonnes mined over the comparative period in 2019, mainly due to the COVID-19 safety protocols over mining operations. Ore mined for the year totaled 3,287,000 tonnes, with approximately 269,000 tonnes of ore stockpile available at year end on a 100% basis. For the comparative year ended December 31, 2019, ore mined totaled 3,247,000 tonnes, with approximately 228,000 tonnes of ore stockpile on a 100% basis.

●

For the year ended December 31, 2020, the GK Mine treated approximately 3,246,000 tonnes of ore and recovered approximately 6,518,000 carats on a 100% basis for an average recovered grade of approximately 2.01 carats per tonne (“cpt”). For the comparative year ended December 31, 2019, the GK Mine treated

Page | 3

approximately 3,581,000 tonnes of ore and recovered approximately 6,821,000 carats on a 100% basis for an average recovered grade of approximately 1.90 cpt.

●

Cash costs of production, including capitalized stripping costs, for the three months ended December 31, 2020 were $116 per tonne, and $56 per carat recovered. Cash cost of production, including capitalized stripping costs, for the year ended December 31, 2020 were $103 per tonne and $51 per carat recovered. Cash costs of production, including capitalized stripping costs, for the three months ended December 31, 2019 were $103 per tonne, and $49 per carat recovered. Cash cost of production, including capitalized stripping costs, for the year ended December 31, 2019 were $103 per tonne and $54 per carat recovered (cash costs of production per tonne and per carat are not defined under IFRS and may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section). The cost amounts in the year ended December 31, 2020 compared to the same period last year are consistent.

●

Subsequent to the year ended December 31, 2020, there was an outbreak of COVID-19 at the mine site, which resulted in a temporary suspension of production related activities. After all of the necessary containment and quarantining efforts, as well as the ongoing maintenance of all essential activities such as water management, power generation, catering and employee care, all production related activities began ramp-up on February 28, 2021. This disruption in production related activity has deferred certain mining sequencing in the short-term.

The following table summarizes key operating highlights for the three months and year ended December 31, 2020 and 2019.

		Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019

GK operating data

Mining

*Ore tonnes mined	kilo tonnes	840	891	3,287	3,247

*Waste tonnes mined	kilo tonnes	8,956	10,199	32,583	39,978

*Total tonnes mined	kilo tonnes	9,796	11,090	35,870	43,225

*Ore in stockpile	kilo tonnes	269	228	269	228

Processing

*Ore tonnes treated	kilo tonnes	736	937	3,246	3,581

*Average plant throughput	tonnes per day	8,270	10,297	8,869	9,811

*Average plant grade	carats per tonne	2.07	2.11	2.01	1.90

*Diamonds recovered	000’s carats	1,521	1,978	6,518	6,821

Approximate diamonds recovered - Mountain Province	000’s carats	745	969	3,194	3,342

Cash costs of production per tonne, net of capitalized stripping **		$89	99	86	91

Cash costs of production per tonne of ore, including capitalized stripping**		$116	103	103	103

Cash costs of production per carat recovered, net of capitalized stripping**		$43	47	43	48

Cash costs of production per carat recovered, including capitalized stripping**		$56	49	51	54

Sales

Approximate diamonds sold - Mountain Province***	000’s carats	957	772	3,329	3,284

Average diamond sales price per carat	US	$65	$64	$51	$63

* at 100% interest in the GK Mine

**See Non-IFRS Measures section

***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPVD’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company, through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc., holds a 49% interest in the Gahcho Kué diamond mine (the “GK Mine”), located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers” or the “Operator”) holds the remaining 51%

Page | 4

interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Venture Agreement.

The Company’s primary assets are its aforementioned 49% interest in the GK Mine and 100% owned Kennady North Project (“KNP” or “Kennady North”).

The Company’s strategy is to mine and sell its 49% share of rough diamonds at the highest price on the day of the close of the sale. Despite the impact of the COVID-19 pandemic, the Company’s long-term view of the rough diamond market remains positive, based on the outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. The Company also expects to build value through further exploration and development of the Kennady North Project which covers properties adjacent to the GK Mine.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The GK Mine is located in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. The mine covers 10,353 hectares, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator. The Project hosts four primary kimberlite bodies – 5034, Hearne, Tuzo and Tesla. The four main kimberlite bodies are within two kilometers of each other.

The GK Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the mine as a joint operation in accordance with International Financial Reporting Standard 11, Joint Arrangements. Mountain Province through its subsidiaries holds an undivided 49% ownership interest in the assets, liabilities and expenses of the GK Mine.

Between 2014 and 2020, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2020, the Company’s share of the letters of credit issued were $44.1 million (2019 - $23.3 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million annually for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding may change over time, dependent on future changes to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, and is presented as restricted cash on the balance sheet of the financial statements.

Mining and Processing

For the three months and year ended December 31, 2020, on a 100% basis, a total of 9.8 million and 35.9 million tonnes of waste and ore had been extracted from the 5034, Hearne and Tuzo open pits, compared to the original three months and year ended December 31, 2020 planned production of approximately 10.0 million and 42.7 million tonnes, respectively (98% and 84% of plan respectively). The lower mining efficiency was as a result of the mining changes implemented to reduce costs amid the COVID-19 pandemic as well as personnel shortages as a result of the impact of the COVID-19 pandemic operating policies implemented, although some mitigating action has been possible the impact of reduced manpower has been a factor throughout the year. For the three months and year ended December 31, 2019, a total of 11.0 million and 43.2 million tonnes of waste and ore had been extracted from the 5034 and Hearne open pits, compared to an original plan of approximately 10.6 million and 45.2 million tonnes,

Page | 5

respectively (103% and 95% of plan respectively), as a result of harsher weather conditions than normal and equipment availability issues during the winter months.

Total ore tonnes mined in the three months and year ended December 31, 2020 were 840,000 tonnes and 3,287,000 tonnes compared to 891,000 tonnes and 3,247,000 tonnes for the same periods in 2019. The total ore tonnes mined were slightly lower than the comparative Q4 period due to revised scheduling and ore availability.

For the three months and year ended December 31, 2020, 736,000 tonnes and 3,246,000 tonnes of kimberlite ore were treated (compared to an original plan of 824,000 tonnes and 3,350,000 tonnes), with 1,521,000 carats and 6,518,000 carats (100% basis) recovered, at a grade of 2.07 carats per tonne and 2.01 carats per tonne respectively. For the three months and year ended December 31, 2019, 937,000 tonnes and 3,581,000 tonnes of kimberlite ore were treated, with 1,978,000 carats and 6,821,000 carats recovered, at a grade of 2.11 carats per tonne and 1.90 carats per tonne respectively.

The plant treated 736,000 tonnes and recovered over 1,521,000 carats in Q4 2020, 21% lower than the same period last year due mainly to ore availability and revised scheduling due to the COVID-19 pandemic.

At December 31, 2020, there was approximately 269,000 tonnes (100% basis) of stockpiled ore.

At December 31, 2020, the GK Mine had 549,747 carats on a 100% basis in rough diamond inventory at the GK Mine and at the sorting facility in Yellowknife. The Company had 507,236 carats within its sale preparation channel plus its share of carats at the GK Mine and sorting facility for a total of 775,308 carats in inventory. For the year ended December 31, 2020, the Company recorded a $17 million write-down to reduce the carrying value of rough diamond inventory and ore stockpile inventory.

Diamond Sales

The Company undertook two sales during the first quarter of 2020 in Antwerp, Belgium, thereafter, due to COVID-19 the Company had to suspend its normal sales in Antwerp. In June 2020, in response to the COVID-19 market closures, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge Worldwide Ltd. (Refer to note 16 of the financial statements).

The first sale to Dunebridge occurred in June 2020, with three further sales completed in the three-month period ended September 30, 2020. During the third and fourth quarters of 2020, the Company recommenced its normal sales in Antwerp, Belgium and undertook a total of three sales. The remaining revenue was derived from sales of fancies and specials to De Beers and a small number of direct targeted sales to diamond manufacturers throughout the year.

The average realized value per carat for all sales held for the year ended December 31, 2020 was US$51 per carat. The average realized value per carat for all sales held for the year ended December 31, 2019 was US$63 per carat. No diamonds larger than 10.8 carats were sold to Dunebridge or in Antwerp, Belgium in the second and third quarters of 2020.

Page | 6

The following chart summarizes the sales for the trailing eight quarters:

*Although the final sale in this quarter closed on September 27, 2019, the sale of 159,000 carats was recorded in October for financial reporting purposes.

The amount of revenue recognized in October for the 159,000 carats was approximately US$13.0 million or $17.1 million.

The following table summarizes the results of sales in 2020:

	000’s of carats sold	Gross proceeds (US$ 000’s)	Revenue/carat (US$)

Q1	659	$49,220	$75

Q2	757	$25,003	$33

Q3	956	$35,309	$37

Q4	957	$61,746	$65

Total	3,329	$171,278	$51

The following table summarizes the results for sales in 2019:

	000’s of carats sold	Gross proceeds (US$ 000’s)	Revenue/carat (US$)

Q1	644	$45,810	$71

Q2	1,077	$71,712	$67

Q3(1)	950	$54,559	$57

Q4	613	$36,165	$59

Total	3,284	$208,246	$63

Note: Sales made directly to De Beers are attributed to the closest sale.

(1) Although 950,000 carats were successfully sold, for financial reporting purposes only 791,000 carats could be recognized as sales proceeds in the quarter. The remaining 159,000 carats were recognized in Q4 2019. The amount of revenue recognized for the 159,000 carats was approximately US$13.0 million or $17.1 million.

The transaction with Dunebridge permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses, in a portion of any increase in the value of the diamonds realized by Dunebridge upon Dunebridge’s future sale of the diamonds to third parties.

Page | 7

After four successful years of sales, the Gahcho Kué diamonds are firmly established in the rough diamond market. The Gahcho Kué orebodies and product profiles are complex, producing a broad range of white commercial goods together with a consistent supply of exceptional, high value, gem quality diamonds as well as large volumes of small and brown diamonds. The Gahcho Kué product also exhibits varying degrees of fluorescence for which the Company has attracted specialist customers who are developing strategies to market this characteristic.

The Company’s diamonds have established a strong market and customer base. With the exception of some industrial, non-gem quality diamonds, the majority of the Company’s diamonds are sold into market segments that cut and polish the rough, with resultant polished destined for the major diamond jewellery markets of the US, India and China. Having transitioned from an explorer and mine developer into a diamond marketer, the Company is in early-stage development of a diamond marketing brand. Although somewhat delayed by the COVID-19 pandemic, the brand will promote the unique attributes of our diamonds and support demand through their distribution channels, with potential to reach the consumer level.

Given the complexities of the Gahcho Kué rough diamond profile and the nature of the Joint Venture’s production splitting process, the mix of diamond categories may differ from sale to sale. Each sale’s results can and do vary.

2021 Production Outlook

The rapid spread of COVID-19 around the globe, and accompanying restrictions on mobility, posed a potential risk and disruption to mine operations. The Company, along with De Beers Canada Inc, in consultation with the Government of the Northwest Territories, have taken numerous precautions to ensure the safest working environment possible for all employees and contractors across all working sites and offices. In addition, work from home policies, where applicable, have been implemented. We have halted all long-term, non-core capital and exploration projects to reduce foot traffic and travel to and from site. We have also changed our crew rotations to further reduce frequency of travel. Furthermore, we continue to follow public health guidelines for COVID-19, such as physical distancing protocols to the best of our abilities. Despite all these measures, positive COVID-19 cases have been detected at the GK Mine, and interruptions to operations have occurred. At present, the uncertainty and fluid nature of the COVID-19 pandemic has caused the Company to delay the release of any guidance on the production outlook. This delay will allow the Company to advance a complete analysis of the potential impacts to the 2021 production plan.

Diamond Outlook

The rough diamond market opened the 2020 year with optimistic sentiment and positive price growth. However, the rapid global spread of COVID-19 swiftly reversed that momentum, coincident with the surge in volatility in global economies and capital markets. While COVID-19 is still very much impacting business and daily life, the diamond industry has found ways to adapt and move forward.

The sweeping global public health measures, travel restrictions and resultant economic turmoil of the COVID-19 pandemic impacted the physical and financial flows of the global diamond value chain. Rough diamond production, rough diamond sales, polished diamond manufacturing, jewellery manufacturing and retail sales of diamond jewellery were all severely impacted in the early months of the pandemic.

In January, China’s swift implementation of social distancing and self-isolation measures effectively annulled Chinese New Year jewellery sales and Chinese polished diamond manufacturing capacity closed. These events created great uncertainty through the diamond industry as Chinese orders and associated liquidity evaporated overnight.

After the global lockdown started in mid-March, the rough diamond market was at a virtual standstill for over three months. Some rough diamond producers conducted a small number of heavily discounted sales during the second quarter in Antwerp, Belgium. Market reports indicate some of these sales achieved prices on a like-for-like basis as much as 30% below a pre-COVID baseline.

Page | 8

2020 production guidance from the major diamond producers was revised down. Several smaller producers severely curtailed production or put their mines on care and maintenance. Customers contracted to purchase from the majors were offered the flexibility to defer their purchases until later in the year. Most independent producers that could afford to, held stock and or opted to temporarily halt production until market conditions and demand levels improved.

A number of small to medium-size producers held sales in Antwerp in June which provided a snapshot of COVID’s impact on rough market prices. While some specific product segments saw small price improvements, overall rough market prices remained depressed through the European summer.

The industry was hopeful of increased demand once rough buyers returned after the summer break and companies sought to fill orders for the approaching holiday season sales. International travel restrictions and physical distancing controls remained in place and, despite alternative viewing locations being tested, access to rough diamonds was limited.

Major producers offered measured sales volumes and revised prices downwards in August and September, which was well received by the market. Furthermore, buyers continued to be offered purchasing flexibility through buybacks, deferrals and rejections. A number of sales were held in Antwerp in late August and September and producers reported healthy demand and some areas of price recovery. On October 30, 2020, the Company held a sale in Antwerp, Belgium and realized its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat).

After a closure of several months, and a period of cautious re-opening, polishing activity in India, the world’s largest manufacturing hub, slowly resumed. The country’s high incidence of COVID-19 cases and the measures necessary to mitigate the virus’ spread has prevented a complete re-opening of capacity. India’s voluntary rough import ban through June and July also restricted the volume of rough entering the country. At the beginning of the shutdown, polishing factories were believed to have approximately two months of rough inventory. These goods have now largely been manufactured and lighter inventory levels are helping to balance the diamond pipeline. The healthy year-end holiday retail season continued to pull goods through the pipeline and should continue to stimulate demand for rough into the first quarter of 2021.

Polished prices rallied in the third and fourth quarters on the back of strong demand. Prices in many categories are now close to and in some cases above pre-COVID levels. Product shortages have been reported in a number of popular commercial segments. Much of the US demand is focused on cheaper polished for lower price-point jewellery distributed through online platforms and retailers are reportedly seeing value in fluorescent goods.

The inventory de-stocking and improvement in polished prices has supported price growth in rough diamonds, with prices for many categories ending the year at prices at or above pre-COVID levels.

Consumer demand for diamonds is showing encouraging signs despite the pandemic. While retailers’ revenues for 2020 were down year on year, larger retailers in China and the US are reporting healthy levels of in-store traffic and impressive increases in online sales. The bridal and commitment segments are reported to be resilient, with polished product shortages reported in a number of commercial categories.

Consumer confidence in the US was challenged during 2020 due to high levels of COVID-19 cases, political uncertainty heading into and during the 2020 election process, and social unrest. Despite these macro factors, 2020’s extended retail holiday season was reportedly solid, particularly for online sales. Major retailer Signet reported strong sales results, bolstered by its investment in enhanced digital customer experiences and fulfilment capabilities.

Mainland China exhibited a clear recovery in spending compared with the first half of the year. Major Hong Kong-based jeweller Chow Tai Fook reported a robust year-on-year sales increase for the last three months of 2020 driven by its sales in mainland China. Tiffany, now officially part of French luxury house LVMH, also reported record net positive sales worldwide for the holiday period.

Page | 9

The Company maintains a positive long-term outlook for its Gahcho Kué diamonds. Supply of rough natural diamonds in 2021 is estimated to be down 20% year-on-year and is forecast to remain low. The Argyle diamond mine has now closed, and the major producers have stated their commitment to responsible inventory management. With consumer demand for natural diamonds enduring through the pandemic, the industry’s supply-demand equation, which for many years has struggled to find equilibrium, appears more in balance moving into 2021.

Gahcho Kué Capital Program

During the year ended December 31, 2020, stay in business capital items included process plant upgrades, generator upgrades and repairs, and investments in other general infrastructure. All capital additions in the period are considered sustaining capital expenditure, and were largely on budget. Stay in business capital does not include capital waste stripping.

GAHCHO KUÉ EXPLORATION

The Gahcho Kué Joint Venture with De Beers Canada covers 5,216 hectares of mining leases that includes the Gahcho Kué Mine. Exploration within the GKJV focuses on near-mine and brownfields discoveries that can extend the life of the mine. Exploration in early 2020 included a winter program of geophysical exploration that prioritized 13 targets, of which eight were selected for drill-testing. These are shown on the map below. Only two targets were tested as the program was shortened due to the COVID-19 pandemic. Two drillholes were completed each on targets 8 and 12 for a program total of 549 meters with no kimberlite encountered.

Data for the remaining targets were subsequently reviewed and targets 1, 3, and 10 were prioritized for a second drill program. Drilling commenced in late 2020 with 618 meters of the 1,176m program completed as at the end of the year. Target 10 is the Curie kimberlite, which is a small kimberlite blow located northwest of Tuzo. Two drillholes were completed at Curie with kimberlite intersects in both drillholes. The results suggest that Curie is a kimberlite splay off of the Dunn Dyke, which trends northeast-southwest and is located to the northwest of Tuzo. Details of the kimberlite intersects are summarized in the table below.

Page | 10

Gahcho Kué Joint Venture 2020 Drilling Results for Target 10 (Curie Kimberlite)

Drill Hole	Target	Azimuth	Inclination	Kimberlite Intercepts (m)			End of Hole (m)
				From	To	Intercept*
MPV-20-534C	10 (Curie)	120	-45	116.10	151.10	35.00	201.00
MPV-20-535C	10 (Curie)	180	-80	77.60	173.90	96.30**	186.00

*Intercepts not true widths. ** Includes zones of clay-altered or sandy kimberlite along faults and/or fractures.

The new drilling at Curie has provided some further volume and shape constraints that are presently under review by the Joint Venture. The remainder of the drilling program will focus on Targets 3 and 1 with expected completion in the first half of 2021.

In late 2020, two focused mining samples were collected from the Tuzo kimberlite with a combined weight of approximately 87,000 tonnes. The two samples will be treated separately through the Gahcho Kué plant, and the recovered diamonds will be valued independently with results expected in Q2 of 2021.

KENNADY NORTH PROJECT EXPLORATION

The Kennady North Project includes 22 federal leases and 97 claims covering an area of 106,202 hectares that surround the Gahcho Kué Mine on all sides. Staking conducted in April 2020 over ground east of the property increased the project area by 60%. Kennady North has five known kimberlites; Kelvin, Faraday 2, Faraday 1-3, MZ, and Doyle. Significant diamond sampling and drilling programs between 2014 and 2018, resulted in the estimation of resources for the Kelvin and Faraday bodies. The map below shows the location of the claims, leases, and kimberlites relative to the Gahcho Kué Mine.

Page | 11

Winter geotechnical drilling at Kennady North was terminated early due to the COVID-19 pandemic, with only one drillhole completed through the southeast end of Kelvin. Downhole physical data collected along the length of the 200m drillhole has been used to advance the resource model of the Kelvin kimberlite. Additional data collection included bathymetry surveys over several of the smaller lakes near the kimberlites. An exploration OhmMapper resistivity survey was also completed over a combined indicator-geophysical target located 1.5 kilometers to the east and up-ice of Faraday 2. Results of the survey discount the potential for kimberlite, and so further exploration up-ice (east) of Faraday 2 will be conducted in 2021.

Strategic till sampling was also conducted down-ice of Faraday 2. Indicator minerals recovered from these samples will be examined in-house to assess their morphology relative to transport distance from Faraday 2. The morphology interpretations will used to prioritize new areas for a summer exploration till sampling program.

In January of 2020, the Company engaged Hayward CSR Strategies Inc. (HSCR; Yellowknife, NT) to aid in advancing the Kennady North assets. Dr. April Hayward, Vice President Kennady North Project Sustainable Development, oversaw a baseline data collection and community engagement program in 2020. The 2020 baseline data collection program focused on obtaining hydrological and fisheries connectivity information throughout the Kennady North watershed. These data will be used in combination with previously collected baseline data for mine planning, permitting, and community engagement activities. Final reports for the 2020 baseline data collection programs were completed in late 2020, and the existing baseline data were used to develop a draft conceptual water management plan for the project in collaboration with the Gahcho Kué Mine. The conceptual water management plan will be finalized in early 2021.

The Kennady assets include both an Indicated Resource for the Kelvin kimberlite and Inferred Resources for the Faraday kimberlites. Geological model domains for the Kelvin, Faraday 2 and Faraday 1-3 kimberlites were adopted as the resource domains for the estimation of Mineral Resources. The volumes of these domains were combined with estimates of bulk density to derive tonnage estimates. Bulk sampling programs using large diameter RC drilling were conducted to obtain grade and value information. Microdiamond data from drill core were used to forecast grades for the different kimberlite lithologies. Details of the modeling are available in NI 43-101 Compliant Technical Reports (filed in 2016 and 2017 under Kennady Diamonds Inc.) and the NI43-101 Compliant Technical Report filed April 11, 2019 under Mountain Province Diamonds. All reports are available at www.sedar.com. Details for the estimated resources are provided in the table below.

Mineral Resource Estimates for the Kelvin and Faraday Kimberlites (as of February 2019 as referenced in the April 11, 2019 NI43-101 Compliant Technical Report)

Resource	Classification	Tonnes (Mt)	Carats (Mct)	Grade (cpt)	Value (US$/ct)
Kelvin	Indicated	8.50	13.62	1.60	$63
Faraday 2	Inferred	2.07	5.45	2.63	$140
Faraday 1-3	Inferred	1.87	1.90	1.04	$75

(1)	Mineral Resources are reported at a bottom cut-off of 1.0mm. Incidental diamonds are not incorporated into grade calculations.
(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Page | 12

RESULTS OF OPERATIONS

The Company, as discussed above, held eight diamond sales during the year ended December 31, 2020.

SELECTED ANNUAL INFORMATION

	December 31	December 31	December 31
Expressed in thousands of Canadian dollars	2020	2019	2018
	$	$	$
Sales	226,993	276,334	310,969
(Loss) earnings from mine operations	(1,485)	24,843	81,031
Impairment loss on property, plant and equipment	(217,366)	(115,753)	-
Operating (loss) income	(235,811)	(112,852)	58,388
Net loss for the year	(263,429)	(128,758)	(18,934)
Basic and diluted (loss) earnings per share	(1.25)	(0.61)	(0.10)
Cash flow provided by operating activities	51,748	79,359	135,903
Cash flow provided by (used in) investing activities	(53,686)	(27,574)	(79,673)
Cash flow provided by (used in) financing activities	2,009	(47,479)	(68,137)
Balance Sheet
Total assets	595,329	822,695	979,877
Total non-current financial liabilities	445,899	435,974	466,240
Total cash dividends declared per common share	-	-	0.04

In the year ended December 31, 2020, diamond sales related to 3,329,000 carats sold for $226,993 (US$171,278), compared to 3,284,000 carats sold for $276,334 (US$208,246) and to 3,253,000 carats sold for $310,969 (US$240,010) for the same periods in 2019 and 2018, respectively. Given the onset of the COVID-19 pandemic occurred in early 2020, the decrease in realized diamond prices in the Q2 and Q3 2020 period resulted in a loss from mine operations and a higher operating loss compared to 2019. Given the decrease in realized diamond prices, earnings from mine operations and operating income were lower in 2019, compared to 2018. Net (loss) income, is also affected by unrealized foreign exchange gains (losses) from period to period on US$ denominated debt. The Company has reported positive cash flows from operating activities in 2020, 2019 and 2018. 2020 operating cash flows were still positive though down significantly from prior years due to lower realized prices caused by the COVID-19 pandemic. Cash flows from investing activities mainly represent the capital expenditure and development costs spent on the GK Mine, which were all largely in line with budgeted expectations. Cash flows used in financing activities consist of interest charges, and the Dunebridge RCF. The slight positive cash flows provided by financing activities in 2020, is as a direct result of the US$25 million drawdown of the Dunebridge RCF. Overall assets have decreased, as expected, during 2020 and 2019 as significant property, plant and equipment pools have been depreciated and depleted, and impairment losses on property, plant and equipment have been recorded, while the stay in business capital requirements have reduced.

In the year ended December 31, 2018, the Company declared and paid its only dividend of $0.04 per common share totaling $8,400. In 2020 and 2019, the Company did not pay a dividend.

SUMMARY OF FULL YEAR 2020 FINANCIAL RESULTS

Year ended December 31, 2020 compared to the year ended December 31, 2019, expressed in thousands of Canadian dollars.

For the year ended December 31, 2020, the Company recorded a net loss of $263,429 or $1.25 loss per share compared to $128,758 net loss or $0.61 loss per share for the same period in 2019. A significant difference was a loss from mine operations of $1,485 in the year ended December 31, 2020, compared to earnings from mine

Page | 13

operations of $24,843 for the same period in 2019. The main reason for the significantly higher net loss for the year ended December 31, 2020, compared to the same period in 2019, was the higher impairment loss on property, plant and equipment for $217,366, compared to $115,753 in 2019.

(Loss) earnings from mine operations

Loss from mine operations for the year ended December 31, 2020 were $1,485, compared to earnings from mine operations of $24,843 for the same period in 2019. For the year ended December 31, 2020, diamond sales related to 3,329,000 carats were $226,993 (US$171,278), or approximately $68 per carat sold, compared to 3,284,000 carats for $276,334 (US$208,246), or approximately $84 per carat sold, for the same period in 2019. A significant amount of these sales were to Dunebridge in 2020, (Refer to note 16 of the financial statements). The significantly lower prices realized compared to 2019 were affected by the overall sentiment and demand and the rough diamond market as a result of the COVID-19 pandemic, primarily from March to September 2020, with a significant recovery observed in the final quarter.

Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2020 were $153,679; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2020 were $63,711; and the cost of acquired diamonds for the year ended December 31, 2020 was $11,088, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $69 per carat sold. Resultant loss from mine operations was $1,485. Production costs (net of capitalized stripping costs) related to diamonds sold for the year ended December 31, 2019 were $152,585; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the year ended December 31, 2019 were $82,825; and the cost of acquired diamonds for the year ended December 31, 2019 was $16,081, which had been previously paid to De Beers when winning the periodic fancies and specials bids. The total production cost per carat was approximately $77 per carat sold. Resultant earnings from mine operations were $24,843. The decrease in production costs for the year ended December 31, 2020, over the same period in 2019, is mainly due to the lower depreciation and depletion on the GK mine commissioned assets, as an impairment charge was taken at December 31, 2019, hence resulting in a lower net book value being depreciated in 2020, hence a lower depreciation and depletion amount per carat sold. The production costs related to diamonds sold were consistent from 2020 compared to 2019.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2020 were $13,153 compared to $13,058 for the same period in 2019. The slight increase in overall selling, general and administrative costs can mainly be attributed to an increase in professional fees offset by a reduction in selling and marketing expenses. The professional fees increase can be attributed to the completion of technical reports for NI43-101 purposes, additional diamond valuation engagements, and significantly higher legal fees and professional fees related to the Dunebridge sales agreement, and the revolving credit facility amendments and waivers. The reduction of selling and marketing expenses can be attributed to the pause of the formal sales process in Antwerp from March to August 2020, before resuming again in September. The decrease in consulting fees and payroll is primarily attributed to eliminated or significantly reduced bonuses for management and staff. The significant expenses included in these amounts for the year ended December 31, 2020 were $5,259 relating to selling and marketing, $1,946 related to consulting fees and payroll, $2,588 related to professional fees, and $983 relating to share-based payment expense. The significant expenses included in these amounts for the year ended December 31, 2019 were $6,219 relating to selling and marketing, $2,730 related to consulting fees and payroll, $1,032 related to professional fees, and $789 relating to share-based payment expense.

Exploration and evaluation expenses

Exploration and evaluation expenses for the year ended December 31, 2020, were $3,807, compared to $8,884 for the same period in 2019. Exploration and evaluation expenses have decreased for the year ended December 31, 2020 compared to the same period in 2019 as targeted exploration was curtailed in order to conserve cash in the near-term due to the COVID-19 situation. Of the $3,807 total exploration and evaluation expenses incurred in the

Page | 14

year ended December 31, 2020, $1,076 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $2,731 related to those spent on the KNP. Of the $8,884 total exploration and evaluation expenses incurred in the year ended December 31, 2019, $4,754 related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $4,130 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the year ended December 31, 2020 were $39,997 compared to $38,637 for the same period in 2019. Included in these amounts for the year ended December 31, 2020 were $39,115 relating to finance costs, $1,052 relating to accretion expense on decommissioning liability and $170 relating to interest income. Included in these amounts for the year ended December 2019 were $38,054 relating to finance costs, $1,104 relating to accretion expense on decommissioning liability and $521 relating to interest income. Finance costs have increased for the year ended December 31, 2020 compared to 2019 mainly due the additional interest expense incurred on the US$25 million drawdown from the Dunebridge RCF and the previous RCF during the year. The previous RCF was undrawn in 2019. Included in the reassignment of the US$25 million RCF to Dunebridge at September 30, 2020, a 1% upfront financing fee was incurred. All other finance expenses in 2020 were recurring interest expenses and other financing costs on the secured notes payable and the Dunebridge RCF. All finance expenses in 2019 were recurring interest expenses and other financing costs on the secured notes payable. The decrease in accretion expense on decommissioning liability is due to a change in estimates and discount rates over the decommissioning liability balance. Interest income in 2020 significantly decreased, mainly due to a lower average cash balance held throughout the year and lower interest rates, due to the COVID-19 pandemic.

Foreign exchange gains

Foreign exchange gains for the year ended December 31, 2020 were $12,252 compared to $20,764 for the same period in 2019. The foreign exchange gains for the year ended December 31, 2020 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable and the Dunebridge RCF, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the year end. The majority of the foreign exchange gains for the year ended December 31, 2020 relates to the unrealized gains associated with the translation of the U.S. dollar based secured notes payable and the Dunebridge RCF, which is not closely tied to operational metrics. At December 31, 2020, the spot exchange rate was $1.2725/US$1 compared to $1.2978/US$1 at December 31, 2019. At December 31, 2019, the spot exchange rate was $1.2978/US$1 compared to $1.3624/US$1 at December 31, 2018. The foreign exchange gains for the year ended December 31, 2019 was a result of the Canadian dollar strengthening relative to the U.S. dollar and the translation of the secured notes payable, net of U.S. dollar cash balances, to Canadian dollar at the spot rate at the year end.

Page | 15

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
Expressed in thousands of Canadian dollars

			Three months ended
		December 31 2020	September 30 2020	June 30 2020	March 31 2020

Earnings and Cash Flow
Number of sales		2	3	1	2
Sales	$	80,206	47,337	34,020	65,430
Impairment loss on property, plant and equipment	$	(217,366)	-	-	-
Operating (loss) income	$	(198,643)	(5,712)	(38,958)	7,502
Net loss for the period	$	(189,166)	(6,532)	(26,762)	(40,969)
Basic and diluted loss per share	$	(0.90)	(0.03)	(0.13)	(0.19)
Adjusted EBITDA*	$	37,002	15,300	(23,894)	22,825
Cash flow provided by (used in) operating activities	$	51,396	21,117	(21,941)	1,176
Cash flow provided by (used in) investing activities	$	(22,302)	(15,766)	(10,452)	(5,166)
Cash flow provided by (used in) financing activities	$	(16,531)	1,427	17,462	(349)
Balance Sheet
Total assets	$	595,329	793,919	795,789	842,332

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

			Three months ended
		December 31 2019	September 30 2019	June 30 2019	March 31 2019

Earnings and Cash Flow
Number of sales		2	3	3	2
Sales	$	65,032	54,832	95,774	60,696
Impairment loss on property, plant and equipment	$	(115,753)	-	-	-
Operating (loss) income	$	(118,104)	(11,149)	12,762	3,639
Net (loss) income for the period	$	(115,725)	(25,785)	10,255	2,497
Basic and diluted (loss) earnings per share	$	(0.55)	(0.12)	0.05	0.01
Adjusted EBITDA*	$	17,648	10,583	39,096	19,728
Cash flow provided by (used in) operating activities	$	28,307	13,858	46,079	(8,880)
Cash flow provided by (used in) investing activities	$	(5,327)	(2,012)	(9,915)	(10,320)
Cash flow provided by (used in) financing activities	$	(16,388)	(13,839)	(17,019)	(233)
Balance Sheet
Total assets	$	822,695	953,325	973,606	993,390

*Adjusted EBITDA is not defined under IFRS and therefore may not be comparable to similar measures presented by other issuers; refer to the Non-IFRS Measures section.

The Company typically holds nine or ten sales per year in Antwerp, Belgium, and had typically alternated between two and three sales per quarter since commercial production. The COVID-19 pandemic caused a significant postponement and altering of the regular sales schedule in 2020. During the three months ended December 31, 2020, the Company held two formal sales in Antwerp, Belgium including, on October 30, 2020, its largest open market sale to date of $45.7 million (US$34.3 million) resulting in an average realized value of $81 per carat (US$61 per carat). Before taking into account the effects of the impairment loss on property plant and equipment in the three months ended December 31, 2020, the operating income was $18,723.

Page | 16

During the three months ended September 30, 2020, the Company held one formal sale in Antwerp, Belgium, where the lingering effects of COVID-19 continued to put pressure on the diamond industry as a whole.

During the three months ended June 30, 2020, the Company was not able to carry out its formal sales process in Antwerp, due to the COVID-19 pandemic, and as a result completed one sale to Dunebridge. Due to the pandemic, the demand for diamonds had been significantly reduced in the period, and the Company’s average realized sales price was much lower than previous quarters, resulting in a loss from mine operations, and operating and net loss.

For the three months ended March 31, 2020, the Company began to experience the impact of the global pandemic of COVID-19 and in March halted the previously scheduled sale that was in progress. Despite the third sale not being complete, the Company experienced strong sales and operating income for the three months ended March 31, 2020.

Both the three months ended September 30, 2019 and December 31, 2019 resulted in an operating loss due to lower realized diamond prices. The lower prices realized in those periods were affected by three factors; the source of the diamonds from varying parts of the orebody (mostly lower value areas of Hearne and SWC Kimberlites in 2019), lower quality material processed during Q2 and Q3 2019, and the overall sentiment in the rough diamond market and associated pressure on prices of lower quality and smaller stones.

SUMMARY OF FOURTH QUARTER FINANCIAL RESULTS

Three months ended December 31, 2020 compared to the three months ended December 31, 2019, expressed in thousands of Canadian dollars.

For the three months ended December 31, 2020, the Company recorded a net loss of $189,166 or $0.90 loss per share compared to a net loss of $115,725 or $0.55 loss per share for the same period in 2019. The significant increase in the net loss from the three months ended December 31, 2020 to the same period in 2019 can largely be attributed to the relatively higher impairment loss on property, plant and equipment. Had there not been an impairment loss, the Company would have experienced net income for the three months ended December 31, 2020. The increase in net loss was slightly offset by the increased earnings from mine operations, described below.

Earnings from mine operations

Earnings from mine operations for the three months ended December 31, 2020, were $22,823 compared to earnings from mine operations of $3,001 for the same period in 2019. For the three months ended December 31, 2020, the Company sold 957,000 carats for proceeds of $80,206 with diamond sales value per carat of US$65 (2019 – 772,000 carats for $65,032 at US$64 per carat). The higher prices realized compared to the same period in 2019 were affected by the overall improved sentiment and demand in the rough diamond market recovering from the peak of the COVID-19 pandemic effects, and the easing of certain associated lockdowns and travel restrictions.

Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2020 were $36,552; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2020, was $16,229; and the cost of acquired diamonds for the three months ended December 31, 2020 was $4,602, which had been previously paid to De Beers when winning the periodic fancies and specials bids. Resultant earnings from mine operations for the three months ended December 31, 2020 were $22,823. Production costs (net of capitalized stripping costs) related to diamonds sold for the three months ended December 31, 2019 were $37,394; depreciation and depletion on the GK Mine commissioned assets related to diamonds sold for the three months ended December 31, 2019 were $19,500; and the cost of acquired diamonds for the three months ended December 31, 2019 were $5,137. The production costs for the three months ended December 31, 2020, over the same period in 2019, are consistent.

Selling, general and administrative expenses

Selling, general and administrative expenses for the three months ended December 31, 2020, were $3,474 compared to $4,236 for the same period in 2019. The main expenses included in these amounts for the three months ended

Page | 17

December 31, 2020 were $2,003 relating to selling and marketing, $596 related to consulting fees and payroll, $142 relating to share-based payment expense, and $94 related to professional fees. The main expenses included in these amounts for the three months ended December 31, 2019 were $1,860 relating to selling and marketing, $1,300 related to consulting fees and payroll, $158 relating to share-based payment expense, and $300 related to professional fees. The decrease in overall selling, general and administrative costs can mainly be attributed to a reduction in selling and marketing expenses and consulting and payroll expenses. The reduction of selling and marketing expenses can be attributed to the pause of the formal sales process in Antwerp from March to August 2020, before resuming again in September. The decrease in consulting fees and payroll can mainly be attributed to eliminated or significantly reduced bonuses for management and staff.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three months ended December 31, 2020, were $626 compared to $1,116 for the same period in 2019. Exploration and evaluation expenses have decreased for the three months ended December 31, 2020 compared to the same periods in 2019 as targeted exploration was budgeted to be cash flow conscious. Furthermore, due to the COVID-19 pandemic exploration activities were curtailed in order to conserve cash in the near-term. Of the $626 total exploration and evaluation expenses incurred in the three months ended December 31, 2020, $249 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $377 related to those spent on the KNP. Of the $1,116 total exploration and evaluation expenses incurred in the three months ended December 31, 2019, $886 is related to the Company’s 49% share of the exploration and evaluation expenses on the GK Mine, while the remaining $230 related to those spent on the KNP.

Net finance expenses

Net finance expenses for the three months ended December 31, 2020, were $9,297 compared to $9,270 for the same period in 2019. Included in the amount for the three months ended December 31, 2020, were $9,151 relating to finance costs, $173 relating to accretion expense on decommissioning liability and $27 relating to interest income. Included in the amount for the three months ended December 31, 2019, were $9,191 relating to finance costs, $254 relating to accretion expense on decommissioning liability and $175 relating to interest income. Finance costs were slightly higher compared to the same period in 2020 as the majority relates to interest expense over the secured notes payable, as well as the additional interest expense incurred on the US$25 million drawdown from the Dunebridge RCF during the period, which did not exist in the same period in 2019. Although there was more debt outstanding compared to the same period in 2019, that increase in interest expense has been offset by a lower foreign exchange rate on the US denominated interest expenses.

Foreign exchange gains

Foreign exchange gains for the three months ended December 31, 2020 were $18,597 compared to $7,716 for the same period in 2019. The foreign exchange gains for the three months ended December 31, 2020 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable and the Dunebridge RCF, net of US dollar cash balances. The spot rate at December 31, 2020 was $1.2725/US$1 compared to $1.3319/US$1 at September 30, 2020. The foreign exchange gains for the three months ended December 31, 2019 were mainly as a result of the Canadian dollar strengthening relative to the US dollar on the translation of the secured notes payable, net of US dollar cash balances. spot rate at December 31, 2019 was $1.2978/US$1 compared to $1.3241/US$1 at September 30, 2019.

INCOME AND MINING TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

Page | 18

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

The Company’s current tax expenses are associated with mining royalty taxes in the Northwest Territories. There are no other current tax expenses for income tax purposes, as there are significant losses carried forward that are available to offset current taxable income.

FINANCIAL POSITION AND LIQUIDITY

The Company originally funded its share of the construction and commissioning costs of the GK Mine through a combination of equity and a project lending facility. In December 2017, the Company terminated its project lending facility through the issuance of US$330 million in second lien secured notes payable. Concurrent with the closing of the secured notes payable, the Company entered into a US$50 million first lien revolving credit facility with Scotiabank and Nedbank Ltd. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached and for which a waiver was obtained as at July 3, 2020.

On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million was advanced to the Company.

On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (“Dunebridge RCF”) (Note 10 and 16 of the financial statements) for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020.

The Dunebridge RCF also requires that no further indebtedness be entered into, and no new agreements related to the sale of Diamonds occur without prior written approval from Dunebridge.

Permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all advances outstanding does not exceed US$10 million.

The Company’s consolidated financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

The Company experienced operating losses of $235.8 million for the year ended December 31, 2020 (2019 – operating losses of $112.9). Included in the operating losses is an impairment loss on property, plant and equipment of $217.4 million (2019 – $115.8 million). As at December 31, 2020, the Company had working capital of $52.8 million (2019 – working capital of $99.4 million).

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium. While the Company had resumed its normal sales in September 2020, the risk of decreased sales volumes and realized prices, particularly through 2021,

Page | 19

could significantly reduce 2021 revenue. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge (Note 10 and 16 of the financial statements) for US$25 million to reassign its previously drawn RCF. The COVID-19 pandemic has caused issues with respect to supply/demand imbalances and diamond sales in the near-term, particularly in 2021 along with the need to repay the Dunebridge senior secured revolving credit facility (“Dunebridge RCF”) by September 30, 2021, and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments. Furthermore, due to the temporary suspension of mine operations subsequent to the year ended December 31, 2020, additional liquidity challenges have arisen.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing will be required in the near term, in order to fund ongoing operations. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Cash flows provided by operating activities, including changes in non-cash working capital for the three months and year ended December 31, 2020, were $51,396 and $51,748 compared to cash flows provided of $28,307 and $79,359, for the same periods in 2019. The decrease in cash provided for the year ended December 31, 2020 was a result of the loss from mine operations of $1,485 compared to earnings from mine operations of $24,843 for the same period in 2019. The loss from mine operations can be attributed to the direct effects of the COVID-19 pandemic over the demand for diamonds, and as a result, realized diamond prices, especially in the second and third quarter of 2020. The increase in cash provided for the three months ended December 31, 2020, compared to the same period in 2019, was a result of the strong demand and recovery experienced in the resumption of the normal sales process in Antwerp, Belgium throughout the period. The demand for diamonds and the realized diamond prices achieved in the final sales of the year, exceeded the levels before the onset of the COVID-19 pandemic. This increase was also partially attributed to decreased production costs at the mine from cost saving efforts, and a decrease in discretionary exploration and evaluation expenses.

Cash flows used in investing activities for the three months and year ended December 31, 2020, were $22,302 and $53,686 compared to $5,327 and $27,574 for the same periods in 2019. For the three months and year ended December 31, 2020, the outflow for the purchase of property, plant and equipment were $12,313 and $38,837 compared to $5,502 and $28,095 for the same periods in 2019. For the three months and year ended December 31, 2020, the outflow for restricted cash was and $10,016 and $15,019, which relates to the decommissioning fund of the GK Mine. For the three months and year ended December 31, 2020, the amount of cash used in the acquisition of property, plant and equipment and restricted cash was offset by $27 and $170 of interest income, compared to $175 and $521 for the same period in 2019. The increase of cash used in investing activities during the three months and year ended December 31, 2020, compared to the same period in 2019, can be attributed to the increased stripping activity in the current period, the establishment of the restricted cash for the decommissioning fund, along with lower interest income as a result of reduced interest rates and lower average cash on hand.

Cash flows used in financing activities for the three months ended December 31, 2020, were $16,531 compared to $16,388 for the same period in 2019. Cash flows used in financing activities for the three months ended December 31, 2020, related to interest on the Dunebridge RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable. Cash flows provided by financing activities for the year ended December 31, 2020, were $2,009 compared to cash used of $47,479 for the same period in 2019. Cash flows provided by financing activities for the year ended December 31, 2020, related to the inflow from the US$25 million previous RCF ($35,093 Canadian dollar equivalent) and proceeds from settlement of currency contracts, offset by interest and stand-by charges on the previous RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable. Under the terms of the secured notes payable, interest payments occur semi-annually, and as such will typically result in the June and December quarters having significantly higher cash outflows under financing activities. As a result of the Dunebridge RCF of US$25 million, the year ended December 31, 2020 resulted in a cash inflow. Cash

Page | 20

flows from financing activities for the three months and year ended December 31, 2019 related to the repurchase of secured notes, stand-by charges on the previous RCF, the payment of lease liabilities and the payment of the interest on the secured notes payable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENT RISKS

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s exposure to credit risk is for its amounts receivable of which all of the outstanding amounts of $797 and $1,688 as at December 31, 2020 and 2019, respectively, were collected.

On December 31, 2020 and 2019, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash and restricted cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately $604 (2019 - $936).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company’s approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. To achieve this, the Company relies on regular sales throughout the year, generally nine or ten tender sales, in addition to occasional sales of fancies and special diamonds to De Beers, in order to fund ongoing operations. Due to COVID-19, the Company expects that it may not be able to meet its obligations as they come due for ongoing operations. Due to the impact of COVID-19, during the year ended December 31, 2020, the Company entered into an agreement to sell up to US$100 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. As at December 31, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. The agreement provides the Company with additional liquidity support, in the event that the traditional sales channel becomes disrupted. At present, COVID-19 potential future travel restrictions and lockdowns could inhibit the ability to carry on the normal sales in Antwerp, Belgium.

Being able to maintain positive cash flows from operations and and/or maintain sufficient liquidity, is dependent upon many factors including, but not limited to, diamond prices, exchange rates, operating costs and levels of production. Adverse changes in one or more of these factors negatively impact the Company’s ability to comply with

Page | 21

the covenants and/or maintain sufficient liquidity, all of which are subject to the effects of the ongoing COVID-19 pandemic. Furthermore, due to the temporary suspension of operations subsequent to the year ended December 31, 2020, additional liquidity challenges have arisen.

As at December 31, 2020, the Company has an obligation for US$299.9 million or $381.7 million Canadian dollar equivalent (2019 – US$299.9 million or $389.3 million Canadian dollar equivalent) from the secured notes payable. The notes are secured by a second-priority lien on substantially all of the assets which includes the 49% participating rights to the GK Mine. The Dunebridge RCF is granted first priority, if amounts are drawn. Failure to meet the obligations of the secured notes payable as they come due may lead to the sale of the 49% participating interest in the GK Mine. On September 30, 2020, the RCF with Scotiabank and Nedbank Ltd. was assigned to Dunebridge (Note 10 and 16 of the financial statements).

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i)    Interest rate risk

The Company does not have significant exposure to interest rate risk at December 31, 2020 and 2019, since the secured notes payable and Dunebridge RCF do not have variable interest rates. At December 31, 2020, the total secured notes payable was US$299.9 million (2019 - US$299.9 million) and the Dunebridge RCF was US$25 million (2019 - $Nil).

(ii)     Foreign currency

The Company is exposed to market risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of the ongoing operational costs of the GK Mine are in Canadian dollars, and are funded through operating cash flows. The Company’s operating cash flows include the sale, in U.S. dollars, of its 49% share of the GK Mine diamonds produced.

As at December 31, 2020 and 2019, the Company had cash, accounts payable and accrued liabilities, derivative assets, derivative liabilities, financing costs payable and the secured notes payable that are in U.S. dollars. The Canadian dollar equivalent is as follows:

	December 31, 2020	December 31, 2019
Cash	$33,703	$31,682
Derivative assets	185	200
Accounts payable and accrued liabilities	(2,538)	(3,346)
Dunebridge revolving credit facility	(31,813)	-
Secured notes payable	(381,674)	(389,262)
Total	$(382,137)	$(360,726)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at December 31, 2020 and 2019 would have resulted in an increase or decrease to net income for the year of approximately $38.2 million and $36.1 million, respectively.

SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN THE CURRENT YEAR

Significant accounting policies adopted in the current year are disclosed in Note 3 of the financial statements.

Page | 22

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

Significant accounting judgments, estimates and assumptions are disclosed in Note 4 of the financial statements.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge Worldwide Ltd. and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price has been determined using the Company’s price book, adjusted for the estimated current underlying market conditions. As at December 31, 2020, approximately US$49.4 million of run of mine diamonds have been sold under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. At present, the sale related to a portion of Dunebridge inventory is in the process of closing.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 10 of the financial statements). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at December 31, 2020, the Company’s share of the letters of credit issued were $44.1 million (2019 - $23.3 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in

Page | 23

2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The targeting funding over time will increase, dependent on future increases to the decommissioning and restoration liability. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to dilution of the interest in the GK Mine.

The balances as at December 31, 2020 and 2019 were as follows:

	December 31, 2020	December 31, 2019
Payable De Beers Canada Inc. as the operator of the GK Mine*	$2,789	$12,316
Payable to De Beers Canada Inc. for interest on letters of credit	550	353
Revolving credit facility with Dunebridge Worldwide Ltd.	31,813	-
Payable to key management personnel	158	567

*included in accounts payable and accrued liabilities

The transactions for the years ended December 31, 2020 and 2019 were as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
The total of the transactions:
International Investment and Underwriting	$23	$50
Remuneration to key management personnel	1,875	2,467
Diamonds sold to Dunebridge Worldwide Ltd.	66,671	-
Diamonds sold to De Beers Canada Inc.	12,610	12,582
Diamonds purchased from De Beers Canada Inc.	11,523	16,775
Finance costs incurred from De Beers Canada Inc.	198	701
Finance costs incurred from Dunebridge Worldwide Ltd.	852	-
Assets purchased from De Beers Canada Inc.	42	42
Management fee charged by the Operator of the GK Mine	4,368	4,153

The remuneration expense of directors and other members of key management personnel for the years ended December 31, 2020 and 2019 were as follows:

		Year ended December 31, 2020		Year ended December 31, 2019
Consulting fees, payroll, director fees, bonus and other short-term benefits	$	1,357	$	1,903
Share-based payments		541		614
	$	1,898	$	2,517

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Page | 24

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than 1 Year		1 to 3 Years		4 to 5 Years		After 5 Years	Total
Gahcho Kué Diamond Mine commitments	$4,058	$	-	$	-	$	-	$4,058
Gahcho Kué Diamond Mine decommissioning fund	10,000		20,000		10,000		-	40,000
Dunebridge revolving credit facility-Principal	31,813		-		-		-	31,813
Dunebridge revolving credit facility-Interest	1,193		-		-		-	1,193
Notes payable-Principal	-		381,674		-		-	381,674
Notes payable-Interest	30,958		30,958		-		-	61,916
	$78,022		$432,632		$10,000		$-	$ 520,654

NON-IFRS MEASURES

The MD&A refers to the terms “Cash costs of production per tonne of ore processed” and “Cash costs of production per carat recovered”, both including and net of capitalized stripping costs and “Adjusted Earnings Before Interest, Taxes Depreciation and Amortization (Adjusted EBITDA)”. Each of these is a non-IFRS performance measure and is referenced in order to provide investors with information about the measures used by management to monitor performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.

Cash costs of production per tonne of ore processed and cash costs of production per carat recovered are used by management to analyze the actual cash costs associated with processing the ore, and for each recovered carat. Differences from production costs reported within cost of sales are attributed to the amount of production cost included in ore stockpile and rough diamond inventories.

Adjusted EBITDA is used by management to analyze the operational cash flows of the Company, as compared to the net income for accounting purposes. It is also a measure which is defined in the secured notes payable documents. Adjusted EBITDA margin is used by management to analyze the operational margin % on cash flows of the Company.

The following table provides a reconciliation of the Adjusted EBITDA and Adjusted EBITDA margin with the net income on the consolidated statements of comprehensive loss:

	Three months ended December 31, 2020		Three months ended December 31, 2019		Year ended December 31, 2020		Year ended December 31, 2019

Net income (loss) for the period	$(189,166)	$	(115,725)	$	(263,429)	$	(128,758)
Add/deduct:
Non-cash depreciation and depletion	16,229		19,500		63,711		82,825
Impariment loss on property, plant and equipment	217,366		115,753		217,366		115,753
Share-based payment expense	142		158		983		789
Net finance expenses	9,297		9,270		39,997		38,637
Derivative (gains) losses	(177)		82		(127)		1,214
Current and deferred income taxes	-		(4,015)		-		(3,181)
Unrealized foreign exchange (gains) losses	(16,689)		(7,375)		(7,268)		(20,224)
Adjusted earnings before interest, taxes, depreciation and depletion (Adjusted EBITDA)	$37,002	$	17,648	$	51,233	$	87,055
Sales	80,206		65,032		226,993		276,334
Adjusted EBITDA margin	46%		27%		23%		32%

Page | 25

The following table provides a reconciliation of the cash costs of production per tonne of ore processed and per carat recovered and the production costs reported within cost of sales on the consolidated statements of comprehensive loss:

(in thousands of Canadian dollars, except where otherwise noted)		Three months ended December 31, 2020	Three months ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2019

Cost of sales production costs		$36,552	37,233	153,679	152,585
Timing differences due to inventory and other non-cash adjustments		$(4,535)	8,177	(16,430)	7,875
Cash cost of production of ore processed, net of capitalized stripping		$32,017	45,410	137,249	160,460
Cash costs of production of ore processed, including capitalized stripping		$41,681	47,167	164,408	180,011

Tonnes processed	kilo tonnes	361	459	1,591	1,755
Carats recovered	000’s carats	745	969	3,194	3,342

Cash costs of production per tonne of ore, net of capitalized stripping		$89	99	86	91
Cash costs of production per tonne of ore, including capitalized stripping		$116	103	103	103
Cash costs of production per carat recovered, net of capitalized stripping		$43	47	43	48
Cash costs of production per carat recovered, including capitalized stripping		$56	49	51	54

SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2020, 1,085,000 stock options were granted, with an exercise price of $0.65, and a fair value of $344, along with 1,000,000 RSUs granted with a fair value of $0.64 per unit.

On February 8, 2021, the Company reported that there was an outbreak of COVID-19 at the mine site which resulted in a temporary suspension of production related activities. After all of the necessary containment and quarantining efforts, as well as the maintenance of all essential activities such as water management, power generation, catering and employee care, all production related activities began ramp-up on February 28, 2021. This disruption in production related activity has resulted in approximately a month of lost mining and processing production.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks

Mountain Province’s business of developing and operating mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of developing and operating mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

◾	risk that COVID-19 continues to spread and materially impedes operations and/or the ability of the Company to sell and distribute diamonds;
◾	risk of COVID-19 affecting commodity prices and demand of diamond inventory, future sales and increased market volatility;
◾	risk that the production from the mine will not be consistent with the Company’s expectation;
◾	risk that production and operating costs are not within the Company’s estimates;
◾	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
◾

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

◾	the potential for delays in exploration activities or the completion of studies;

Page | 26

◾	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
◾	risks related to foreign exchange fluctuations, prices of diamond, and emergence of laboratory grown diamonds;
◾	risks related to challenges in the diamond market causing the sale of some or all of the diamond inventory to be sold below cost;
◾	risks related to commodity price fluctuations;
◾	risks related to failure of its joint venture partner;
◾	risks relating to complying with the covenants in our revolver credit facility;
◾	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
◾	risks related to environmental regulation, permitting and liability;
◾	risks related to legal challenges to operating permits that are approved and/or issued;
◾	political and regulatory risks associated with mining, exploration and development;
◾	the ability to operate the Company’s GK Mine on an economic basis;
◾	aboriginal rights and title;
◾	failure of plant, equipment, processes and transportation services to operate as anticipated;
◾

possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and

◾	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or Projects, or that they can be secured on competitive terms.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol MPVD.

At March 29, 2021, there were 210,490,807 shares issued, 3,540,002 stock options and 1,863,333 restricted share units outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002, the CEO and CFO evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. ICFR is designed to provide reasonable assurance regarding the reliability of

Page | 27

financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR as defined under 52-109 and rules 13a-15(e), 13a-15(f), 15d-15(e), and 15d-15(f), under the United States Securities Exchange Act and concluded that, as of December 31, 2020, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes.

NI 52-109 also requires Canadian public companies to disclose in their MD&A any change in ICFR that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to the internal controls during the year ended December 31, 2020. The Company’s CEO and CFO have each evaluated the design and effectiveness of the Company’s disclosure controls and procedures and have concluded they are operating effectively as of December 31, 2020.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province’s business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in this MD&A and in Mountain Province’s most recent Annual Information Form filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A.

Page | 28

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province’s Board of Directors, subject to the limitations under the Company’s debt facilities, and will depend on Mountain Province’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

Cautionary Note to US Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 (“Guide 7”) promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by US companies pursuant to Guide 7. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Guide 7 standards in documents filed with the SEC pursuant to Guide 7. US Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7.

Page | 29